Exhibit 2.1

ACQUISITION OF LEAK LOCATION TECHNOLOGIES, INC.
by
AVALON OIL AND GAS, INC.

AGREEMENT AND PLAN OF ACQUISITION

     This Agreement and Plan of Acquisition (Agreement) is entered into by and between Leak Location Technologies, Inc., a Florida corporation, (LLTI), UTEK CORPORATION, a Delaware corporation, (UTEK), and Avalon Oil and Gas, Inc., a Nevada corporation, (AOGS)

     WHEREAS, UTEK owns 100% of the issued and outstanding shares of common stock of LLTI (LLTI Shares); and

     WHEREAS, before the Closing Date, LLTI Will acquire the licenses for the fields of use as described in the License Agreements as described and which are attached hereto as part of Exhibit A and made a part of this Agreement (License Agreements) and the rights to develop and market a proprietary technology for the fields of uses specified in the License Agreements (Technology).

     WHEREAS, the parties desire to provide for the terms and conditions upon which LLTI will be acquired by AOGS in a stock-for-stock exchange (Acquisition) in accordance with the respective corporation laws of their state, upon consummation of which all LLTI Shares will be owned by AOGS, and all issued and outstanding LLTI Shares will be exchanged for common stock of AOGS with terms and conditions as set forth more fully in this Agreement; and

     WHEREAS, for federal income tax purposes, it is intended that the Acquisition qualifies within the meaning of Section 368 (a)(1)(B) of the Internal Revenue Code of 1986, as amended (Code).

     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are by this Agreement acknowledged, the parties agree as follows:

ARTICLE I
THE STOCK-FOR-STOCK ACQUISITION

     1.01   The Acquisition

          (a)    Accuisitign Agreement. Subject to the terms and conditions of this Agreement, at the Effective Date, as defined below, all LLTI Shares shall be acquired from UTEK by AOGS in accordance with the respective corporation laws of their state and the provisions of this Agreement and the separate corporate existence of LLTI, as a wholly-owned subsidiary of AOGS, shall continue after the closing.

          (b)    Effective Date. The Acquisition shall become effective (Effective Date) upon the execution of this Agreement and closing of the transaction.

     1.02    Exchange of Stock. At the Effective Date, by virtue of the Acquisition, all of the LLTI Shares that are issued and outstanding at the Effective Date shall be exchanged for 36,710,526 unregistered shares of common stock of AOGS

To:	Number of Common AOGS Shares
UTEK Corporation	36,710,526

     1.03    Effect of Acquisition.

          (a)     Rights in LLTI Cease. At and after the Effective Date, the holder of each certificate of common stock of LLTI shall cease to have any rights as a shareholder of LLT1.

          (b)    Closure of LLTI Shares Records, From and after the Effective Date, the stock transfer books of LLTI shall be closed, and there shall be no further registration of stock transfers on the records of LLTI.

     1.04    Closing. Subject to the terms and conditions of this Agreement, the Closing of the Acquisition shall take place March __, 2007.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

     2.01    Representations and Warranties of UTEK and LLTI. UTEK and LLTI represent and warrant to AOGS that the facts set forth below are true and correct

          (a)    Organization. LLTI and UTEK are corporations duly organized, validly existing and in good standing under the laws of their respective states of incorporation, and they have the requisite power and authority to conduct their business and consummate the transactions contemplated by this Agreement. True, correct and complete copies of the articles of incorporation, bylaws and all corporate minutes of LLTI have been provided to AOGS and such documents are presently in effect and have not been amended or modified.

          (b)    Authorization. The execution of this Agreement and the consummation of the Acquisition and the other transactions contemplated by this Agreement have been duly authorized by the board of directors and shareholders of LLTI and the board of directors of UTEK; no other corporate action by the respective parties is necessary in order to execute, deliver, consummate and perform their respective obligations hereunder; and LLTI and UTEK have all requisite corporate and other authority to execute and deliver this Agreement and consummate the transactions contemplated by this Agreement

          (c)    Capitalization. The authorized capital of LLTI consists of 1,000,000 shares of common stock with a par value $.01 per share. At the date of this Agreement, 1,000 LLTI Shares are issued and outstanding as follows:

All issued and outstanding LLTI Shares have been duly and validly issued and are fully paid and non-assessable shares and have not been issued in violation of any preemptive or other rights of any other person or any applicable laws. LLTI is not authorized to issue any preferred stock. All dividends on LLTI Shares which have been declared prior to the date of this Agreement have been paid in full. There are no outstanding options, warrants, commitments, calls or other rights or agreements requiring LLTI to issue any LLTI Shares or securities convertible into LLTI Shares to anyone for any reason whatsoever. None of the LLTI Shares is subject to any change, claim, condition, interest, lien, pledge, option, security interest or other encumbrance or restriction, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

          (d)    Binding Effect. The execution, delivery, performance and consummation of this Agreement, the Acquisition and the transactions contemplated by this Agreement wilt not violate any obligation to which LLTI or UTEK is a party and will not create a default under any such obligation or under any agreement to which LLTI or UTEK is a party. This Agreement constitutes a legal, valid and binding obligation of LLTI, enforceable in accordance with its terms, except as the enforcement may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting creditors rights generally and by the availability of injunctive relief, specific performance or other equitable remedies.

          (e)    Litigation Relating to this Agreement. There are no suits, actions or proceedings pending or, to the best of LLTI and UTEK’s knowledge, information and belief, Threatened, which seek to enjoin the Acquisition or the transactions contemplated by this Agreement or which, if adversely decided, would have a materially adverse effect on the business, results of operations, assets or prospects of LLTI.

          (f)    No Conflicting Agreements. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance by LLTI or UTEK with the terms or provisions of this Agreement nor all other documents ,or agreements contemplated by this Agreement and the consummation of the transaction contemplated by this agreement will result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in a violation of, LLTI or UTEK’s articles of incorporation or bylaws, the Technology, the License Agreement, or any agreement, contract, instrument, order, judgment or decree to which LLTI or UTEK is a party or by which LLTI or UTEK or any of their respective assets is bound, or violate any provision of any applicable law, rule or regulation or any order, decree, writ or injunction of any court or government entity which materially affects their respective, assets or businesses.

          (g)    Consents. No consent from or approval of any court, governmental entity or any other person is necessary in connection with execution and delivery of this Agreement by LLTI and UTEK or performance of the obligations of LLTI and UTEK hereunder or under any other agreement to which LLTI) or UTEK is a party; and the consummation of the transactions contemplated by this Agreement will not require the approval of any entity or person in order to prevent the termination of the Technology, the License Agreement, or any other material right, privilege, license or agreement relating to LLTI) or its assets or business.

          (h)    Title to Assets. LLTI has or has agreed to enter into the agreements as listed on Exhibit A attached hereto. These agreements and the assets shown on the balance sheet of attached Exhibit B aye the sole assets of LLTI. LLTI has or will by Closing Date have good and marketable title to its assets, free and clear of all liens, claims, charges, mortgages, options, security agreements and other encumbrances of every kind or nature whatsoever.

     (i) Intellectual Property

                (1)    Rensselaer Polytechnic Institute (RPI) owns the Technology and has all right, power, authority and ownership and entitlement to file, prosecute and maintain in effect the Patent with respect to the Inventions listed in Exhibit A hereto.

                (2)   The License Agreement between RPI and LLTI covering the Inventions is legal, valid, binding and will be enforceable in accordance with its terms as contained in Exhibit A.

                (3)    Except as otherwise set forth in this Agreement, AOGS acknowledges and understands that LLTI and UTEK make no representations and provide no assurances that the rights to the Technology and Intellectual Property contained in the License Agreement do not, and will not in the future, infringe or otherwise violate the rights of third parties, and

                (4)    Except as otherwise expressly set forth in this Agreement, LLTI and UTEK make no representations and extend no warranties of any kind, either express or implied, including, but not limited to warranties of merchantability, fitness for a particular purpose, non-infringement and validity of the Intellectual Property.

          (j)    Liabilities of LLTI LLTI has no assets, no liabilities or obligations of any kind, character or description except those listed on the attached schedules and exhibits.

          (k)     Financial Statements. The unaudited financial statements of LLTI, including a balance sheet, attached as Exhibit B and made a part of this Agreement, are, in all respects, complete and correct and present fairly LLTI’s financial position and the results of its operations on the dates and for the periods shown in this Agreement, provided, however, that interim financial statements are subject to customary year-end adjustments and accruals that, in the aggregate, will not have a material adverse effect on the overall financial condition or results of its operations. LLTI has not engaged in any business not reflected in its financial statements. There have been no material adverse changes in the nature of its business, prospects, the value of assets or the financial condition since the date of its financial statements. There are no, and on the Closing Date there will be no, outstanding obligations or liabilities of LLTI except as specifically set forth in the financial statements and the other attached schedules and exhibits. There is no information known to LLTI or UTEK that would prevent the financial statements of LLTI from being audited in accordance with generally accepted accounting principles.

          (l)    Taxes. All returns, reports, statements and other similar filings required to be filed by LLTI with respect to any federal, state, local or foreign taxes, assessments, interests, penalties, deficiencies, fees and other governmental charges or impositions have been timely filed with the appropriate governmental agencies in all jurisdictions in which such tax returns and other related filings are required to be filed; all such tax returns property reflect all liabilities of LLTI for taxes for the periods, property or events covered by this Agreement; and all taxes, whether or not reflected on those tax returns, and all taxes claimed to be due from LLTI by any taxing authority, have been properly paid, except to the extent reflected on LLTI’s financial statements, where LLTI has contested in good faith by appropriate proceedings and reserves have been established on its financial statements to the full extent if the contest is adversely decided against it. LLTI has not received any notice of assessment or proposed assessment in connection with any tax returns, nor is LLTI a party to or to the best of its knowledge, expected to become a party to any pending or threatened action or proceeding, assessment or collection of taxes. LLTI has not extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any taxes. There are no tax liens (other than any lien which arises by operation of law for current taxes not yet due and payable) on any of its assets. There is no basis for any additional assessment of taxes, interest or penalties. LLTI has made all deposits required by law to be made with respect to employees’ withholding and other employment taxes, including without limitation the portion of such deposits relating to taxes imposed upon LLTI. LLTI is not and has never been a party to any tax sharing agreements with any other person or entity.

          (m)    Absence of Certain Changes or Events. From the date of the full execution of the Term Sheet until the Closing Date, LLTI has not, and without the written consent of AOGS, it will not have:

               (1)    Sold, encumbered, assigned let lapsed or transferred any of its material assets, including without limitation the Intellectual Property, the License Agreement or any other material asset;

               (2)    Amended or terminated the License Agreement or other material agreement or done any act or omitted to do any act which would cause the breach of the License Agreement or any other material agreement;

               (3)   Suffered any damage, destruction or loss whether or not in control of LLTI;

               (4)   Made any commitments or agreements for capital expenditures or otherwise;

               (5)    Entered into any transaction or made any commitment not disclosed to AOGS;

               (6).    Incurred any material obligation or liability for borrowed money;

               (7)    Suffered any other event of any character, which is reasonable to expect, would adversely affect the future condition (financial or otherwise) assets or liabilities or business of LLTI; or

               (8)    Taken any action, which could reasonably be foreseen to make any of the representations or warranties made by LLTI or UTEK untrue as of the date of this Agreement or as of the Closing Date.

          (n)    Material Agreements. Exhibit A attached contains a true and complete list of all contemplated and executed agreements between LLTI and a third party. A complete and accurate copy of all material agreements, contracts and commitments of the following types, whether written or oral to which it is a party or is bound (Contracts), has been provided to AOGS and such agreements are or will be at the Closing Date, in full force and effect without modifications or amendment and constitute the legally valid and binding obligations of LLTI in accordance with their respective terms and will continue to be valid and enforceable following the Acquisition. LLTI is not in default of any of the Contracts. In addition:

               (1)    There are no outstanding unpaid promissory notes, mortgages, indentures, deed of trust, security agreements and other agreements andi nstruments relating to the borrowing of money by or any extension of credit to LLTI; and

               (2)    There are no outstanding operating agreements, lease agreements or similar agreements by which LLTI is bound; and

               (3)    The complete final drafts of the License Agreement have been provided to AOGS; and

               (4)    Except as set forth in (3) above, there are no outstanding licenses to or from others of any intellectual property and trade names; and

               (5)    There are no outstanding agreements or commitments to sell, lease or otherwise dispose of any of LLTI’s property; and

                (6)    There are no breaches of any agreement to which LLTI is a party.

           (o) Compliance with Laws. LLTI is in compliance with all applicable laws, rules, regulations and orders promulgated by any federal, state or local government body or agency relating to its business and operations.

          (p)    Litigation. There is no suit, action or any arbitration, administrative, legal or other proceeding of any kind or character, or any governmental investigation pending or to the best knowledge of LLTI or UTEK, threatened against LLTI, the Technology, or License Agreement, affecting its assets or business (financial or otherwise), and neither LLTI nor UTEK is in violation of or in default with respect to any judgment, order, decree or other finding of any court or government authority relating to the assets, business or properties of LLTI or the transactions contemplated hereby. There are no pending or threatened actions or proceedings before any court, arbitrator or administrative agency, which would, if adversely determined, individually or in the aggregate, materially and adversely affect the assets or business of LLTI or the transactions contemplated.

          (q)    Employees. LLTI has no and never had any employees. LLTI is not a party to or bound by any employment agreement or any collective bargaining agreement with respect to any employees. LLTI is not in violation of any law, regulation relating to employment of employees.

          (r)    Adverse Effect. Neither LLTI nor UTEK has any knowledge of any or threatened existing occurrence, action or development that could cause a material adverse effect on LLTI or its business, assets or condition (financial or otherwise) or prospects.

          (s)    Employee Benefit Plans. LLTI states that there are no and have never been any employee benefit plans, and there are no commitments to create any, including without limitation as such term is defined in the Employee Retirement Income Security Act of 1974, as amended, in effect, and there are no outstanding or un-funded liabilities nor will the execution of this Agreement and the actions contemplated in this Agreement result in any obligation or liability to any present or former employee.

          (t)    Books and Records. The books and records of LLTI are complete and accurate in all material respects, fairly present its business and operations, have been maintained in accordance with good business practices, and applicable legal requirements, and accurately reflect in all material respects its business, financial condition and liabilities.

          (u)    Full Disclosure. All representations or warranties of UTEK and LLTI are true, correct and complete in all material respects to the best of our knowledge on the date of this Agreement and shall be true, correct and complete in all material respects as of the Closing Date as if they were made on such date. No statement made by them in this Agreement or in the exhibits to this Agreement or any document delivered by them or on their behalf pursuant to this Agreement contains an untrue statement of material fact or omits to state all material facts necessary to make the statements in this Agreement not misleading in any material respect in light of the circumstances in which they were made.

     2.02    Representations and Warranties of AOGS. AOGS represents and warrants to UTEK and LLTI that the facts set forth are true and correct.

          (a)    Organization. AOGS is a corporation duly organized, validly existing and in good standing under the laws of Delaware, is qualified to do business as a foreign corporation in other jurisdictions in which the conduct of its business or the ownership of its properties require such qualification, and have all requisite power and authority to conduct its business and operate properties.

          (b)    Authorization. The execution of this Agreement and the consummation of the Acquisition and the other transactions contemplated by this Agreement have been duly authorized by the board of directors of AOGS; no other corporate action on their respective parts is necessary in order to execute, deliver, consummate and perform their obligations hereunder; and they have all requisite corporate and other authority to execute and deliver this Agreement and consummate the transactions contemplated by this Agreement.

          (c)    Capitalization. The authorized capital of AOGS consists of 1,000,000,000 (One Billion) shares of common stock with a par value $0.001 per share (AOGS Common Shares), of which 329,280,834 (Three Hundred Twenty-Nine Million, Two Hundred Eighty Thousand, Eight Hundred Thirty-Four) AOGS Common Shares (which will include the 36,710,526 (Thirty-Six Million, Seven Hundred Ten Thousand, Five Hundred Twenty-Six) AOGS Common Shares issued at the closing of the Acquisition) will be issued and outstanding on the Effective Date of the Acquisition. All issued and outstanding AOGS Common Shares have been duly and validly issued and are fully paid and non-assessable shares, and have not been issued in violation of any preemptive or other rights of any other person or any applicable laws.

          (d)    Anti-Dilution Adjustments. UTEK currently owns 35,131,142 common shares of AOGS, and will be acquiring an additional 36,710,526 unregistered shares of AOGS totaling 71,841,668 unregistered shares; and based on a total of 329,280,834 issued shares this total will represent a 21.8% ownership position in AOGS Common Shares. For a period of twelve months from the Effective Date of this Agreement, the aggregate number of AOGS Common Shares that UTEK has received shall be adjusted proportionately by the Board of Directors of AOGS for any increase in the number of outstanding shares of stock of AOGS resulting from the issuance of any additional equity securities by AOGS to any of its current list of management and directors as of the Effective Date; provided, however, that the anti-dilution rights set forth in this paragraph (d) shall not apply to any issuance of additional equity securities by AOGS to any of its current list of management and directors pursuant to the conversion of presently issued preferred stock.

          (e)    Binding Effect The execution, delivery, performance and consummation of the Acquisition and the transactions contemplated by this Agreement will not violate any obligation to which AOGS is a party and will not create a default hereunder, and this Agreement constitutes a legal, valid and binding obligation of AOGS, enforceable in accordance with its terms, except as the enforcement may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting creditor’s rights generally and by the availability of injunctive relief, specific performance or other equitable remedies.

          (f)    Litigation Relating to this Agreement. There are no suits, actions or proceedings pending or to its knowledge threatened which seek to enjoin the Acquisition or the transactions contemplated by this Agreement or which, if adversely decided, would have a materially adverse effect on its business, results of operations, assets, prospects or the results of its operations of AOGS.

          (g)    No Conflicting Agreements. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance by AOGS with the terms or provisions of this Agreement will result in a breach of the terms, conditions or provisions of, or constitute default under, or result in a violation Of, their respective corporate charters or bylaws, or any agreement, contract, Instrument, order, judgment or decree to which it is a party or by which it or any of its assets are bound, or violate any provision of any applicable law, rule or regulation or any order, decree, writ or injunction of any court or governmental entity which materially affects its assets or business.

          (h)    Consents. Assuming the correctness of UTEK and LLT1‘s representations, no consent from or approval of any court, governmental entity or any other person is necessary in connection with its execution and delivery of this Agreement, and the consummation of the transactions contemplated by this Agreement will not require the approval of any entity or person in order to prevent the termination of any material right, privilege, license or agreement relating to AOGS or its assets or business.

          (i)    Financial Statements. The unaudited financial statements of AOGS attached as Exhibit C present fairly its financial position and the results of its operations on the dates and for the periods shown in this Agreement; provided, however, that interim financial statements are subject to customary year-end adjustments and accruals that, in the aggregate, will not have a material adverse effect on the overall financial conditiOn or results of its operations. AOGS has not engaged in any business not reflected in its financial statements. There have been no material adverse changes in the nature of its business, prospects, the value of assets or the financial condition since the date of its financial statements. There are no outstanding obligations or liabilities of AOGS except as specifically set forth in the AOGS financial statements.

          (j)    Full Disclosure.. All representations or warranties of AOGS are true, correct and complete in all material respects on the date of this Agreement and shall be true, correct and complete in all material respects as of the Closing Date as if they were made on such date. No statement made by them in this Agreement or in the exhibits to this Agreement or any document delivered by them or on their behalf pursuant to this Agreement contains an untrue statement of material fact or omits to state all material facts necessary to make the statements in this Agreement not misleading in any material respect in light of the circumstances in which they were made.

          (k)    Compliance with Laws. AOGS is in compliance with all applicable laws, rules, regulations and orders promulgated by any federal, state .or local government body or agency relating to its business and operations.

          (l)    Litigation. There is no suit, action or any arbitration, administrative, legal or other proceeding of any kind or character, or any governmental investigation pending or, to the best knowledge of AOGS, threatened against AOGS materially affecting its assets or business (financial or otherwise), and AOGS is not in violation of or in default with respect to any judgment, order, decree or other finding of any court or government authority. There are no pending or threatened actions or proceedings before any court, arbitrator or administrative agency, which would, if adversely determined, individually or in the aggregate, materially and adversely affect its assets or business. AOGS has no knowledge of any existing or threatened occurrence, action or development that could cause a material adverse affect on AOGS or its business, assets or condition (financial or otherwise) or prospects.

          (m)    Development AOGS agrees and warrants that it has the expertise necessary to and has had the opportunity to independently evaluate the inventions of the Licensed Technology and develop same for the market. AOGS further agrees that it will provide UTEK with copies of progress reports made to the university as required under the subject license agreement on a quarterly basis.

          (n)    Investment Company Status AOGS is not an investment company, either registered or unregistered.

     2.03    Investment Representations of UTEK. UTEK represents and warrants to AOGS that:

          (a)    General. It has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in AOGS Shares pursuant to the Acquisition. It is able to bear the economic risk of the investment in AOGS Shares, including the risk of a total loss of the investment in AOGS Shares. The acquisition of AOGS Shares is for its own account and is for investment and not with a view to the distribution of this Agreement. Except a permitted bylaw, it has a no present intention of selling, transferring or otherwise disposing in any way of all or any portion of the shares at the present time. AZ) information that it has supplied to AOGS is true and correct. It has conducted all investigations and due diligence concerning AOGS to evaluate the risks inherent in accepting and holding the shares which it deems appropriate, and it has found all such information obtained fully acceptable. It has had an opportunity to ask questions of the officer and directors of AOGS concerning AOGS Shares and the business and financial condition of and prospects for AOGS, and the officers and directors of AOGS have adequately answered all questions asked and made all relevant information available to them. UTEK is an accredited investor, as the term is defined in Regulation D, promulgated under the Securities Act of 1933, as amended, and the rules and regulations thereunder.

          (b)    Stock Transfer Restrictions. UTEK acknowledges that the AOGS Shares will not be registered and UTEK will not be permitted to sell or otherwise transfer the AOGS Shares in any transaction in contravention of the following legend, which will be imprinted in substantially the following form on the stock certificate representing AOGS Shares:

THE SECURITIES REPRESENTED BY THIS CERT1FICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE ACT), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED PURSUANT TO THE PROVISION OF THE ACT AND THE LAWS OF SUCH STATES UNDER WHOSE LAWS A TRANSFER OF SECURITIES WOULD BE SUBJECT TO A REGISTRATION REQUIREMENT, UNLESS UTEK CORPORATION HAS OBTAINED AN OPINION OF COUNSEL STATING THAT SUCH DISPOSITION IS IN COMPLIANCE WITH AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION.

          (c)    Legend. During the first two years following the purchase of the AOGS Shares pursuant to this Agreement, the AOGS Shares may be transferred pursuant to an applicable exemption from the registration requirements of the Securities Act, including but not limited to Rule 144. Pursuant to and subject to the restrictions of Rule 144(k), at any time after the second full year following this Agreement, AOGS agrees to and shall direct its transfer agent to remove the above legend upon the issuance of a legal opinion from AOGS’s counsel that the above legend can be removed from the AOGS Shares. UTEK agrees to and promptly shall provide any information requested by AOGS or its counsel. AOGS shall give direction to its transfer agent as necessary for such removal of the legend, or for the approval of the sale of such restricted shares under Rule 144 or other available exemption from registration. A sample letter from AOGS instructing its transfer agent to reissue the share certificates without the restrictive legend, provided that the conditions of Rule 144(k) are met, is attached as Exhibit D.

          (d)    If at any time AOGS fails to give the appropriate opinion to its transfer agent within fifteen business (15) days after a written request by UTEK, AOGS shall be liable to UTEK for an additional fee of ten percent (10%) of the current value of the shares subject to the request from UTEK, as well as any and all attorneys fees and costs that UTEK may incur as a result of AOGS failing to comply with this request

          (e)    Stock Transfer Restrictions. UTEK will have “piggyback” registration rights for all of the common shares it will receive In this transaction.

ARTICLE 3
TRANSACTIONS PRIOR TO CLOSING

     3.01.    Corporate Approvals. Prior to Closing Date, each of the parties shall submit this Agreement to its board of directors and when necessary, its respective shareholders and obtain approval of this Agreement. Copies of corporate actions taken shall be provided to each party.

     3.02    Access to Information. Each party agrees to permit, upon reasonable notice, the attorneys, accountants, and other representatives of the other parties reasonable access during normal business hours to its properties and its books and records to make reasonable investigations with respect to its affairs, and to make its officers and employees available to answer questions and provide additional information as reasonably requested.

     3.03    Expenses. Each party agrees to bear its own expenses in connection with the negotiation and consummation of the Acquisition and the transactions contemplated by this Agreement.

     3.04    Covenants. Except as permitted in writing, each party agrees that it will:

          (a)    Use its good faith efforts to obtain all requisite licenses, permits, consents, approvals and authorizations necessary in order to consummate the Acquisition; and

          (b)    Notify the other parties upon the occurrence of any event which would have a materially adverse effect upon the Acquisition or the transactions contemplated by this Agreement or upon the business, assets or results of operations; and

          (c)    Not modify its corporate structure, except as necessary or advisable in order to consummate the Acquisition and the transactions contemplated by this Agreement.

ARTICLE 4
CONDITIONS PRECEDENT

     The obligation of the parties to consummate the Acquisition and the transactions contemplated by this Agreement are subject to the following conditions that may be waived, to the extent permitted by law:

     4.01.    Each party must obtain the approval of its board of directors and such approval shall not have been rescinded or restricted.

     4.02.    Each party shall obtain all requisite licenses, permits, consents, authorizations and approvals required to complete the Acquisition and the transactions contemplated by this Agreement.

     4.03.    There shall be no claim or litigation instituted or threatened in writing by any person or government authority seeking to restrain or prohibit any of the contemplated transactions contemplated by this Agreement or challenge the right, title and interest of UTEK in the LLTI Shares or the right of LLTI or UTEK to consummate the Acquisition contemplated hereunder.

     4.04.    The representations and warranties of the parties shall be true and correct in all material respects at the Effective Date.

     4.05.   The Technology and Intellectual Property has been prosecuted in good faith with reasonable diligence.

     4.06.    To the best knowledge of UTEK and LLTI, the License Agreement are valid and in full force and effect without any default in this Agreement

     4.07.    AOGS shall have received, at or within 5 days of Closing Date, each of the following:

          (a)    the stock certificates representing the LLTI Shares, duly endorsed (or accompanied by duly executed stock powers) by UTEK for cancellation;

          (b)    all documentation relating to LLTI’s business, all in a form and substance satisfactory t0AOGS;

          (c)    such agreements, files and other data and documents pertaining to LLTI’s business as AOGS may reasonably request;

          (d)    copies of the general ledgers and books of account of LLTI, and all federal, state and local income, franchise, property and other tax returns filed by LLTI since the inception of LLTI;

          (e)    certificates of (i) the Secretary of State of the State of Florida as to the legal existence and good standing, as applicable, (including tax) of LLTI in Florida;

          (f)    the original corporate minute books of LLTI, including the articles of incorporation and bylaws of LLTI, and all other documents filed in this Agreement;

          (g)    all consents, assignments or related documents of conveyance to give AOGS the benefit of the transactions contemplated hereunder;

          (h)    such documents as may be needed to accomplish the Closing under the corporate laws of the states of incorporation of AOGS and LLTI, and

          (i)    such other documents, instruments or certificates as AOGS, or their counsel may reasonably request

     4.08.    AOGS shall have completed due diligence investigation of LLTl to AOGS’s satisfaction in their sole discretion.

     4.09.    AOGS shall receive the resignation effective the Closing Date of each director and officer of LLTI.

ARTICLE 5
INDEMNIFICATION AND LIABILITY LIMITATION

     5.01.    Survival of Representations and Warranties.

          (a)    The representations and warranties made by UTEK and LLT1 shall survive for a period of 1. year after the Closing Date, and thereafter all such representation and warranties shall be extinguished, except with respect to claims then pending for which specific notice has been given during such 1-year period.

          (b)    The representations and warranties made by AOGS shall survive for a period of 1 year after the Closing Date, and thereafter all such representations and warranties shall be extinguished, except with respect to claims then pending for which specific notice has been given during such 1-year period.

     5.02    Limitations on Liability. AOGS agrees that UTEK shall not be liable under this agreement to AOGS or their respective successor’s, assigns or affiliates except where damages result directly from the gross negligence or willful misconduct of UTEK or its employees. In no event shall UTEK’s liability exceed the total amount of the fees paid to UTEK under this agreement, nor shall UTEK be liable for incidental or consequential damages of any kind. AOGS shall indemnify UTEK, and hold UTEK harmless against any and all claims by third parties for losses, damages or liabilities, including reasonable attorneys fees and expenses (“Losses”), arising in any manner out of or in connection with the rendering of services by UTEK under this Agreement, unless it is finally judicially determined that such Losses resulted from the gross negligence or willful misconduct of UTEK. The terms of this paragraph shall survive the termination of this agreement and shall apply to any controlling person, director, officer, employee or affiliate of UTEK.

     5.03    Indemnification. AOGS agrees to indemnify and hold harmless UTEK and its subsidiaries and affiliates and each of its and their officers, directors, principals, shareholders, agents, independent contactors and employees (collectively “Indemnified Persons”) from and against any and all claims, liabilities, damages, obligations, costs and expenses (including reasonable attorneys’ fees and expenses and costs of investigation) arising out of or relating to matters or arising from this Agreement, except to the extent that any such claim, liability, obligation, damage, cost or expense shall have been determined by final non-appealable order of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Person or Persons in respect of whom such liability is asserted.

          (a)    Limitation of Liability. AOGS agrees that no Indemnified Person shall have any liability as a result of the execution and delivery of this Agreement, or other matters relating to or arising from this Agreement, other than liabilities that shall have been determined by final non-appealable order of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Person or Persons In respect of whom such liability is asserted. Without limiting the generality of the foregoing, in no event shall any Indemnified Person be liable for consequential, indirect or punitive damages, damages for lost profits or opportunities or other like damages or claims of any kind. In no event shall UTEK’s liability exceed the total amount of the fees paid to UTEK under this Agreement.

ARTICLE 6
REMEDIES

     6.01    Specific Performance. Each party’s obligations under this Agreement are unique. If any party should default in its obligations under this agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages. Accordingly, the non-defaulting party, in addition to any other available rights or remedies, may sue in equity for specific performance, and the parties each expressly waive the defense that a remedy in damages will be adequate.

     6.02    Costs. If any legal action or any arbitration or other proceeding is brought for the enforcement of this agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

ARTICLE 7
ARBITRATION

     In the event a dispute arises with respect to the interpretation or effect of this Agreement or concerning the rights or obligations of the parties to this Agreement, the parties agree to negotiate in good faith with reasonable diligence in an effort to resolve the dispute in a mutually acceptable manner. Failing to reach a resoIution of this Agreement, either party shall have the right to submit the dispute to be settled by arbitration under the Commercial Rules of Arbitration of the American Arbitration Association. The parties agree that, unless the parties mutually agree to the contrary such arbitration shall be conducted in Florida. The cost of arbitration shall be borne by the party against whom the award is rendered or, if in the interest of fairness, as allocated in accordance with the judgment of the arbitrators. All awards in arbitration made in good faith and not infected with fraud or other misconduct shall be final and binding. The arbitrators shall be selected as follows: one by AOGS, one by UTEK and a third by the two selected arbitrators. The third arbitrator shall be the chairman of the panel.

ARTICLE 8
MISCELLANEOUS

     8.01.    No party may assign this Agreement or any right or obligation of it hereunder without the prior written consent of the other parties to this Agreement No permitted assignment shall relieve a party of its obligations under this Agreement without the separate written consent of the other parties.

     8.02.    This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

     8.03.    Each party agrees that it will comply with all applicable laws, rules and regulations in the execution ‘and performance of its obligations under this Agreement

     8.04.    This Agreement shall be governed by and construct in accordance with the laws of the State of Florida without regard to principles of conflicts of law.

     8.05.    This document constitutes a complete and entire agreement among the parties with reference to the subject matters set forth in this Agreement No statement or agreement, oral or written, made prior to or at the execution of this Agreement and no prior course of dealing or practice by either party shall vary or modify the terms set forth In this Agreement without the prior consent of the other parties to this Agreement. This Agreement may be amended only by a written document signed by the parties.

     8.06.    Notices or other communications required to be made in connection with this Agreement shall be sent by U.S. mail, certified, return receipt requested, personally delivered or sent by express delivery service and delivered to the parties at the addresses set forth below or at such other address as may be changed from time to time by giving written notice to the other parties.

     8.07.    The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

     8.08.    This Agreement may be executed In multiple counterparts, each of which shall constitute one and a single Agreement.

     8.09    Any facsimile signature of any part to this Agreement or to any other agreement or document executed in connection of this Agreement should constitute a legal, valid and binding execution by such parties.

(Signatures on the following page)

AVALON OIL AND GAS, INC.	LEAK LOCATION TECHNOLOGIES, INC.

By: /s/ Kent Rodriguez	By: /s/ Jennifer Willis
Kent Rodriguez,	Jennifer Willis
Chief Executive Officer	President

Address:	Address:
7808 Creekridge Circle, Suite 105	2109 East Palm Avenue
Minneapolic, Minnesota 55439	Tampa, Florida 33605

Date: 3/25/07	Date: 3/27/07

UTEK CORPORATION

By: /s/ Clifford M. Gross
Clifford M. Gross, Ph.D
Chief Executive Officer

Address:
2109 East Palm Avenue
Tampa, Florida 33605

Date: 3/28/2007

UTEK CORPORATION

By: /s/ Doug Schaedler
Doug Schaedler
Chief Compliance Officer

Address:
2109 East Palm Avenue
Tampa, Florida 33605

Date: 3/28/07

EXHIBIT A

Outstanding Agreements

1) License Agreement with Rensselaer Polytechnic Institute

LICENSE AGREEMENT

by and between

RENSSELAER POLYTECHNIC INSTITUTE,
a New York not-for-profit
corporation

and

Leak Location Technologies, Inc.,
a wholly-owned subsidiary of UTEK Corporation

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

     This License Agreement is entered into and made effective as of this 27th day of March, 2007 (the “Effective Date”), by and between RENSSELAER POLYTECHNIC INSTITUTE, a New York not-for-profit corporation (“Rensselaer”) located at 110 8 th Street, Troy, New York 12180-3590, and Leak Location Technologies, Inc (a wholly-owned subsidiary of UTEK Corporation), a Florida corporation (“Licensee”) located at 2109 E. Palm Avenue, Suite 300, Tampa, Florida 33605 with respect to the facts set forth below.

RECITALS

          A.    Rensselaer is engaged in fundamental scientific research including research relating to signal recognition, stenosis detection, speaker verification, speech recognition, voice character transformation, language identification, and associated technology.

          B.    Licensee has represented to Rensselaer that it will be acquired with thirty (30) days of the execution of this agreement by a company that is engaged in development, design, manufacturing and sale of pipeline leak detection products and services.

          C.    Rensselaer has disclosed to Licensee certain patent rights and Rensselaer has a right to grant a license to such patent rights.

          D.    Rensselaer desires to grant to Licensee and Licensee wishes to acquire from Rensselaer, a right and license to certain patent rights of Rensselaer, subject to the terms and conditions set forth herein.

AGREEMENT

          NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein, Rensselaer and Licensee hereby agree as follows:

     1.    Definitions. Capitalized terms shall have the meaning set forth below.

                1.1    Affiliate. The term "Affiliate"” means any entity which directly or indirectly controls, is controlled by or is under common control with Licensee as of the Effective Date. The term “control” as used herein means the possession of the power to direct or cause the direction of the management and the policies of an entity, whether through the ownership of a majority of the outstanding voting securities or by contract or otherwise.

                1.2    Confidential Information. The term “Confidential Information” means any and all proprietary or confidential information of Rensselaer or Licensee which may be exchanged between the parties at any time and from time to time during the term of this Agreement, which, if in written or tangible form, is conspicuously marked or labeled

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

confidential, Or if orally or visually imparted, in identified as confidential in a writing sent to the receiving party within twenty (20) days of disclosure. Information shall not be considered confidential to the extent that it:

                     a.    Is publicly disclosed through no fault of any party hereto, either before or after it becomes known to the receiving party; or

                     b.    Was known to the receiving party prior to the date of this Agreement, which knowledge was acquired independently and not from another party hereto (or such party’s employees); or

                     c.    Is subsequently disclosed to the receiving party in good faith by a third party who has a right to make such disclosure; or

                     d.    Is demonstrated by written records to have been developed by or for the receiving party without reference to confidential information disclosed by the disclosing party; or

                     e.    Has been published by a third party as a matter of right; or

                     f.    Is required to be disclosed by law, government regulation or court order.

                1.3    Field. The term “Field” means the following fields of applications: Detection of leaks in pipelines.

                1.4    Territory. The term “Territory” means the United States.

                1.5    Licensed Product. The term “Licensed Product” means any product which cannot be developed, manufactured, offered to sale, used or sold without infringing one or more claims under Rensselaer Patent Rights.

                1.6    Gross Sales. The term “Gross Sales” means the revenues received by Licensee from any source whatsoever in consideration for the sale, transfer or disposition of licensed products. In addition, in the event that any particular sales of Licensed Products are of a non-monetary nature or are made for less than the price of other similar Licensed Products, sold in similar quantities, and at the same time, the gross amount of such sales shall be deemed, for the purpose of computing royalties herein, to be at the average selling price at which similar Licensed Products, sold in similar quantities, were being contemporaneously offered for sale.

                1.7    Rensselaer Patent Rights. The term “Rensselaer Patent Rights” means rights arising out of or resulting from (i) any and all U.S. and foreign patent applications identified and set forth with specificity in Exhibit “A” attached hereto, and the invention(s)

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

disclosed and claimed therein, (ii) the patents proceeding from such applications, (iii) all claims of continuations-in-part to the extent that such claims are directed to subject matter specifically • described in such applications, and are dominated by the claims of the existing Rensselaer Patent Rights, (iv) divisionals, continuations, reissues, reexaminations, and extensions of any patent or application set forth in (i)-(iii) above, so long as said patents have not been held invalid and/or unenforceable by a court of competent jurisdiction from which there is no appeal or, if appealable, from which no appeal has been taken.

                1.8    Dollars and $. The terms “Dollars” and the symbols “$” or “USD” shall mean United States Dollars.

     2.   License Terms and Conditions.

                2.1    Grant of License Rights and Option

                     2.1.1.    Grant of Exclusive Patent Rights. Rensselaer hereby grants to Licensee an exclusive license, including the right to sublicense, with Rensselaer’s consent, as set forth in Section 2.7 below, to each and every claim contained within the Rensselaer Patent Rights, to make, to have made, to import, to use, to offer for sale, and to sell Licensed Products in the Field, and in the Territory, subject to the terms of this Agreement. This grant does not including the granting of any know-how rights; provided, however that nothing herein shall prohibit the execution of separate consulting agreements between Licensee and any employee at Rensselaer, subject to the attainment of an mutually acceptable agreement between these parties, and compliance by Rensselaer’s employee(s) with Licensor’s policies and procedures concerning consulting by its employees.

               2.2    License Fees

                     2.2.1    Initial License Fee. In partial consideration for the exclusive license granted pursuant to Section 2.1 hereof, Licensee shall pay to Rensselaer a nonrefundable license fee upon execution of this Agreement in the amount of Forty Thousand Dollars ($40,000.00). The license fee described in this Section is consideration for the grant and continuation of the license hereunder, and Rensselaer shall have no obligation to return any portion of such license fee, notwithstanding any failure by Licensee to develop any Licensed Product 0r market any Licensed Product commercially, and notwithstanding the volume of sales of any such Licensed Product. If this payment is not received within thirty (30) days of execution of the License, then the License shall become null and void.

                     2.2.2    Milestone License Fee. In partial consideration for the exclusive license granted pursuant to Section 2.1 hereof, and on or before sixteen (16) months following the Effective Date of this Agreement, or upon first product introduction, whichever sooner occurs, Licensee shall pay to Rensselaer a nonrefundable milestone license fee in the amount of Ten Thousand Dollars ($10,000.00).

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

                2.3    Royalties.

                     2.3.1    Percentage Royalty. As consideration for the exclusive license’ granted pursuant to Section 2.1 hereof, Licensee and its Affiliates shall pay to Rensselaer a continuing royalty in the amount of four and one-half percent (4 1/2%) of Gross Sales of Licensed Products which cannot be made, used or sold without utilizing one or more valid claims under Rensselaer Patent Rights.

                     2.3.2    Minimum Royalty. From and after the Effective Date of this Agreement, in order to maintain the license granted hereunder in force, Licensee shall pay to Rensselaer a minimum annual royalty, as follows:

(i)	No minimum annual royalty for the twenty-four (24) month period beginning on January 1, 2007.
(ii)	The amount of the minimum annual royalty for the twelve month period beginning on January 1, 2009 shall be Five Thousand Dollars ($5,000.00); and
(iii)	The amount of the minimum annual royalty for the twelve month period beginning on January 1, 2010 shall be Ten Thousand Dollars ($10,000.00).
(iv)

The amount of the minimum annual royalty for the twelve month period beginning on January 1, 2011 and for all subsequent twelve (12) month periods thereafter, shall be Fifteen Thousand Dollars ($15,000.00).

                     2.3.3    Time of Payment of Minimum Royalty. All minimum annual royalty payments shall be prepaid, and, will be paid in full by Licensee to Rensselaer, in advance, and on or before March 31, for the twelve (12) month period to which they apply. Late payments shall be subject to a fee calculated at one and one half percent (1 1/2%) per month of the delinquent balance and shall begin accruing on the first day of delinquency. Any percentage royalties owed by Licensee pursuant to Section 2.3.1 hereof during that twelve (12) month period shall be applied against the prepaid minimum annual royalty payment made during the first quarter of that period until that minimum annual royalty prepayment amount is exhausted, and percentage royalties will then be paid as set forth in Section 2.4 below.

                     2.3.4    Adjustment for Inflation. If royalties payable pursuant to Section 2.3.1 during a calendar year do not exceed the amount of the annual minimum royalty by January 2nd, 2011, then the annual minimum royalty amount shall be adjusted for inflation for each subsequent calendar year, in accordance with the annual percentage change in the Consumer Price Index as published by the U.S. Bureau of Labor Statistics.

     2.4   Quarterly Payments.

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

                     2.4.1    Sales by Licensee or Affiliates. With regard to Gross Sales made by Licensee or its Affiliates, royalties shall be payable by Licensee quarterly, within fifteen (15) days after the end of each calendar quarter, based upon the Gross Sales of Licensed Products during such preceding calendar quarter, commencing with the calendar quarter in which the first commercial sale of any Licensed Product is made. Licensee shall pay Rensselaer, or cause its Affiliate to pay Rensselaer, the same royalties on all Gross Sales of such Affiliate the same as if said Gross Sales had been made by Licensee. Any non-cash consideration received by Licensee from affiliates shall be valued at its fair market value as of the date of receipt. Late payments shall be subject to a fee calculated at one and one half percent (1 1/2%) per month of the delinquent balance and shall begin accruing on the first day of delinquency.

                     2.4.2    Sales by Sublicensees. With regard to Gross Sales made by sublicensees of Licensee, royalties shall be payable by Licensee quarterly, within fifteen (15) days after the end of each calendar quarter, based upon the Gross Sales of Licensed Products by such sublicensee during such preceding calendar quarter, commencing with the calendar quarter in which the first commercial sale of any Licensed Product is made by such sublicensee. Late payments shall be subject to a fee calculated at one and one half percent per month (1 1/2%) of the delinquent balance and shall begin accruing on the first day of delinquency.

                2.5    Term of License. Unless terminated sooner in accordance with the provisions of this Agreement, the term of this license shall expire concurrently with the later of (i) the expiration of the last to expire of the Rensselaer Patent Rights or (ii) the last sale of a Licensed Product produced during the term of this License Agreement. Notwithstanding the foregoing, if applicable government regulations require a shorter term and/or a shorter term of exclusivity than provided for herein, then the term of this License Agreement shall be so shortened or this License Agreement shall be amended to provide for a non-exclusive license, and, in such event, the parties shall negotiate in good faith to reduce appropriately the royalties payable as set forth under the section heading “Royalties” hereof.

                2.6    Sublicense.

                     2.6.1    Right to Grant Sublicenses. Licensee shall have the sole and exclusive right to grant sublicenses to any party with respect to the rights conferred upon Licensee under this Agreement, provided, however, that: (i) any such sublicense shall be subject in all respects to the restrictions, exceptions, royalty obligations, reports, termination provisions, and other provisions contained in this Agreement (but not including the payment of a license fee pursuant to Section 2.2 hereof); (ii) any such sublicense agreement must incorporate by reference the terms and conditions of this agreement, include indemnification obligations and representations, warranties and covenants by sublicensee equivalent to the indemnification and insurance obligations and representations, warranties and covenants made by Licensee herein, and in addition, further provide that such indemnification and insurance obligations and representations, warranties and covenants shall run to and be for the benefit of Licensor; (iii) any

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

such sublicensing agreement must also prohibit sublicensee’s further sublicense of the rights delivered hereunder, and must also name Licensor as an intended third party beneficiary of the obligations of sublicensee without imposition of obligation or liability on the part of Licensor or its Inventors to the sublicensee; and (iv) each such sublicensee, and the form and substance of each such sublicense, shall be subject to the prior written approval of Rensselaer, which approval shall not be unreasonably withheld, provided, however, that any sublicense granted to an Affiliate of Licensee shall not be subject to Rensselaer’s prior written approval. No approval shall be required as to any sublicense which utilizes the form. of sublicense attached hereto as Exhibit B.

                     2.6.2    Sublicense Revenues. All sublicense revenues, whether from fees, royalties, lines of credit, and research and development funding or any other source whatsoever, due Licensee pursuant to the grant of a sublicense to a party not an Affiliate shall be reported to Rensselaer by Licensee within thirty (30) days of the effective date of such sublicense agreement. Licensee shall pay to Rensselaer twenty-five percent (25%)of such sublicense revenue. Any non-cash consideration received by Licensee from affiliates or sublicensees shall be valued at its fair market value as of the date of receipt. All payments shall be made to Rensselaer within thirty (30) days of the effective date of such sublicense agreement. Provided however, that if Rensselaer itself identifies and refers to Licensee a person or entity that is ultimately granted a sublicense with respect to the rights conferred upon Licensee under this Agreement, Licensee shall pay to Rensselaer forty percent (40%) of such sublicense revenue.

                2.7    Duration of Royalty Obligations. The royalty obligations of Licensee as to each Licensed Product shall terminate on a country-by-country basis concurrently with the latter of (i) the expiration of the last to expire of Rensselaer Patent Rights utilized by or in such Licensed Product in each such country or (ii) the last sale of Licensed Product in each such country which was produced during the term of this License Agreement.

                2.8    Reports. Licensee shall furnish to Rensselaer on a quarterly basis, within fifteen (15) days after the end of each calendar quarter during the term of this Agreement, and regardless of whether a quarterly royalty payment is also made, a detailed written report of Gross Sales of the Licensed Products and the royalty due and payable thereon, including a description of credits deducted there from, on a product-by-product and country-by-country basis, for the calendar quarter upon which the royalty payment is based. Such detailed written report shall encompass at least the same information set forth. in Exhibit C.

                2.9    Records. Licensee shall keep, and cause its Affiliates and sublicensees to keep, full, complete and proper records and accounts of all sales of Licensed Products, including, but without limitation, inventory, purchase and invoice records specifically relating to Licensed Products or their manufacture, in sufficient detail to enable the royalties’ payable on Gross Sales of each Licensed Product to be determined.

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

                Rensselaer shall have the right to appoint an independent certified public accounting firm approved by Licensee, which approval shall not be unreasonably withheld, to audit the records of Licensee, its Affiliates and sublicensees as necessary to verify the royalties’ payable pursuant to this Agreement. Licensee, its Affiliates and sublicensees shall pay to Rensselaer an amount equal to any additional royalties to which Rensselaer is entitled as disclosed, by the audit, plus interest thereon at the rate of one and one-half percent (1.5%) per month, accruing as of the first date of delinquency. Such audit shall be at Rensselaer expense; provided, however, that if the audit discloses that Rensselaer was underpaid royalties with respect to any Licensed Product by at least five percent (5%) for any calendar quarter, then Licensee, its Affiliates or sublicensee, as the case may be shall reimburse Rensselaer for any such audit costs. Rensse1aer may exercise its right of audit as to each of Licensee, its Affiliates or sublicensees no more frequently than once in any calendar year. The accounting firm shall disclose to Rensselaer only information relating to the accuracy of the royalty payments. Licensee, its Affiliates and sublicensees shall preserve and maintain all such records required for audit for a period of seven (7) years after the calendar quarter to which the record applies.

                2.10    Foreign Sales. The remittance of royalties payable on sales outside the United States shall be payable to Rensselaer in United States Dollar equivalents at the official rate of exchange of the currency of the country from which the royalties are payable, calculated in accordance with the provisions of Section 2.14.1, below. If the transfer of or the conversion into the United States Dollar equivalents of any such remittance in any such instance is not lawful or possible, the payment of such part of the royalties as is necessary shall be made by the deposit thereof, in the currency of the country where the sale was made on which the royalty was based to the credit and account of Rensselaer or its nominee in any commercial bank or trust company of Rensselaer choice located in that country, prompt written notice of which shall be given by Licensee to Rensselaer.

                2.11    Foreign Taxes. In consideration for the license granted herein, any tax required to be paid by Rensselaer and/or withheld by Licensee under the laws of any foreign country for the accounts of Rensselaer as a result of the sales of Licensed Products shall be the sole obligation and responsibility of Licensee and shall be promptly paid by Licensee for and on behalf of Rensselaer to the appropriate governmental authority, and Licensee shall use its best efforts to furnish Rensselaer with proof of payment of such tax together with official or other appropriate evidence issued by the applicable government authority.

                2.12    Milestones. Licensee shall adhere to the milestones listed below. Licensee’s failure to fulfill on a timely basis any listed milestone shall be considered a material breech of this Agreement and be grounds for termination of this Agreement under Section 8.2.

a)	On or before one hundred twenty (120) days after the Effective Dateof~ this Agreement — Initial Commercialization Plan, in writing, delivered to Rensselaer.

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

b)

On of before three hundred and sixty (360) days after the Effective Date of this Agreement, or two hundred and forty (240) days after the delivery of the Initial Commercialization Plan to Rensselaer, whichever first occurs — a Product(s) Manufacturing Plan, which shall include, without limitation, manufacturing requirements, suppliers, assembly schedule and capital investment (USD).

c)	On or before sixteen (16) months following the Effective Date of this Agreement — proof to Rensselaer, in writing, of first product introduction.

d)	On or before eighteen (18) months following the Effective Date of this Agreement — proof to Rensselaer, in writing, of first commercial sale.

                2.13    Accounting — Payments

                     2.13.1    Currency Conversion. All royalties owing with respect to Gross Sales stated in currencies other than U.S. dollars shall be converted at the rate shown in the U.S. Federal Reserve Noon Valuation— Value of Foreign Currencies on the day preceding the payment.

                     2.13.2    Account. Amounts owing to Rensselaer under Section 2 shall be paid to Rensselaer’s Direct Deposit Account No. 9429364051 at the Bank of America. ABA Routing # for U.S. wires: 021000322 or DDA Acct No. 9429364051, SWIFT CodeBOFAUS3N for international wires, or such other account(s) as Rensselaer may specify.

                2.14    Infringement Actions.

                     2.14.1    Notices of Infringement. Each party shall notify the other in writing of any discovered infringement or suspected infringement of Rensselaer Patent or Trademark Rights and the parties shall discuss the course of action to pursue.

                     2.14.2    Prosecution and Defense of Infringements. In order to maintain the license granted hereunder in force, Licensee shall prosecute any and all infringements of any Rensselaer Patent Rights or Rensselaer Trademark Rights and shall defend all charges of infringement arising as a result of the exercise of Rensselaer Patent Rights by Licensee, its Affiliates or sublicensees, unless otherwise agreed to between Rensselaer and Licensee. Licensee may enter into settlements, stipulated judgments or other arrangements respecting such infringement, at its own expense, but only with the prior written consent of Rensselaer, which consent shall not be unreasonably withheld. Rensselaer shall permit any action to be brought in its name if required by law, and Licensee shall hold Rensselaer harmless from any costs, expenses or liability respecting all such infringements or charges of infringement. Rensselaer agrees to provide reasonable assistance of a technical nature which Licensee may require in any litigation arising in accordance with the provisions of this Section 3.6.2, for which

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

Licensee shall pay to Rensselaer a reasonable hourly rate of compensation, plus oUt-of-pocket. expenses. In the event Licensee fails to prosecute any such infringement, Licensee shall notify Rensselaer in writing promptly and Rensselaer shall have the right to prosecute such infringement on its own behalf. Failure on the part of Licensee to prosecute any such infringement shall be grounds for termination of the license granted to Licensee hereunder, with respect to the country in which such infringement occurs, at the option of Rensselaer.

                     2.14.3    Allocation of Recovery. Any damages or other recovery from an infringement action undertaken by Licensee pursuant to Section 3.6.2 shall first be used to reimburse the parties for the costs and expenses incurred in such action, and shall thereafter be deemed to reflect lost sales of Licensed Products and Rensselaer shall receive a percentage of such recovery which is equal to the percentage royalty due Rensselaer under Article 2. If Licensee fails to prosecute any such action to completion, then any damages or other recovery net of the parties’ costs and expenses incurred in such infringement action shall be the sole property of Rensselaer.

     3.    Obligations Related to Commercialization.

                3.1    Commercial Development Obligation. Licensee agrees to and warrants that it has, or will obtain, the expertise necessary to independently evaluate the inventions of the Rensselaer Patent Rights and to develop Licensed Products for sale in the commercial market and that it so intends to develop Licensed Products for the commercial market. Licensee shall keep Rensselaer fully informed as to Licensee’s progress in such development and sale, including its efforts, if any, to sublicense Rensselaer Patent Rights. Notwithstanding the foregoing, Licensee agrees to provide Rensselaer with a Development Plan encompassing at least the information set forth in Exhibit D describing the steps necessary to allow the inventions of the Rensselaer Patent Rights to be utilized to provide Licensed Products for sale in the commercial market. In addition, within thirty days following each calendar quarter of every year in which this agreement is in force, Licensee will provide Rensselaer with a written Development Report encompassing at least the information set forth in Exhibit E and summarizing Licensee’s product development activities since the last Development Report and any necessary adjustments to the Development Plan. All developmental activities and strategies and all aspects of product design and decisions to market and the like are entirely at the discretion of Licensee and Licensee shall rely entirely on its own expertise with regard thereto. Rensselaer’s review of Licensee’s development plan is solely to verify the existence of Licensee’s commitment to development activity and to assure compliance with Licensee’s obligations to utilize the inventions of the Rensselaer Patent Rights to commercialize the Licensed Products for the marketplace, as set forth above. Rensselaer reserves the right to audit Licensee’s records relating to development of Licensed Products as required hereunder. Such record keeping and audit procedures shall be subject to the procedures and restrictions set forth for audit of the financial records of Licensee in Section 2.9.

                3.2    Governmental Approvals and Marketing of Licensed Products. Licensee shall be responsible for obtaining all necessary governmental approvals for the

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

development, production, distribution, sale and use of any Licensed Product, at Licensee’s expense, including, without limitation, any safety studies. Licensee shall have sole responsibility for any warning labels, packaging and instructions as to the use of Licensed Products and for the quality control for any Licensed Product.

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                3.5    Patent Marking. To the extent required by applicable law, Licensee shall mark all Licensed Products or their containers in accordance with the applicable patent and trademark marking laws.

                3.6    No Use of Name. Except as provided above, neither party, absent written approval of the other, shall have the right to use the name, trade name or trademark of the other.

                3.7    U.S. Manufacture. To the extent required by 35 U.S.C. 204, Chapter 37 of the Code of Federal Regulations and other applicable United States laws and regulations, Licensee agrees that Licensed Products will be manufactured substantially in the United States, or its territories, subject to such waivers as may be required, or obtained, if at all, as set forth in applicable federal law.

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                3.8    Foreign Registration. If applicable, Licensee agrees to register this hereunder for governmental purposes. Agreement with any foreign governmental agency which requires such registration, and Licensee shall pay all costs and legal fees in connection therewith. In addition, Licensee shall assure that all foreign laws affecting this Agreement or the sale of Licensed Products are fully satisfied.

     4.    Limited Warranty.

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RENSSELAER’S ENTIRE LIABILITY AND LICENSEE”S EXCLUSIVE REMEDY FOR ANY CLAIMS, COSTS, LOSSES, DAMAGES OF ANY KIND OR ANY OTHER CAUSE, REGARDLESS OF THE FORM OF ACTION, SHALL NOT EXCEED THE AMOUNT OF LICENSEE FEES PAID HEREUNDER BY LICENSEE. IN NO EVENT SHALL RENSSELAER BE RESPONSIBLE TO LICENSEE FOR ANY LOSS OF PROFIT, INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES ARISiNG OUT OF OR IN CONNECTION WITH THE MANUFACTURE, USE OR SALE OF LICENSED PRODUCTS OR THIS AGREEMENT.

     5.    Interests in Intellectual Property Rights.

                5.1    Governmental Interest. Licensee and Rensselaer acknowledge that Rensselaer may have received, and expects to continue to receive, funding from the United States Government in support of Rensselaer research activities. Licensee and Rensselaer acknowledge and agree that in such a case that their respective rights and obligations pursuant to this Agreement shall be subject to Rensselaer obligations and the rights of the United States Government, if any, which arise or result from Rensselaer’s receipt of research support from the United States Government, including without limitation, the grant by Rensselaer to the United States a non-exclusive, irrevocable, royalty-free license to Rensselaer Patent Rights licensed

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                5.2    Reservation of Rights. Rensselaer reserves the right to use for any research and educational purposes and the right to allow other nonprofit institutions to use for any research and educational purposes any Rensselaer Patent Rights licensed hereunder, without Rensselaer or such other institutions being obligated to pay Licensee any royalties or other compensation.

                5.3    Licensor’s Royalty-free License to Improvements. Licensee hereby grants to Rensselaer a non-exclusive, royalty-free license to any improvement to Rensselaer Patent Rights or any invention disclosed and claimed therein, developed by Licensee, to use for its own non-commercial research purposes or grant to other nonprofit institutions for their non-commercial research purposes.

     6.    Confidentiality and Publication.

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     7.    Term and Termination.

                7.1    Term. Unless terminated sooner in accordance with the terms set forth herein, this Agreement, and the license granted hereunder, shall terminate as provided in Section 2.7 hereof.

                7.2    Termination Upon Default. Any one or more of the following events shall constitute an event of default hereunder: (i) the failure of a party to pay any amounts when

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due hereunder and the expiration of fifteen (15) days after receipt of a written notice requesting the payment of such amount (ii) the failure of a party to perform any obligation required of it to be performed hereunder, and the failure to cure within thirty (30) days after receipt of notice from the other party specifying in reasonable detail the nature of such default. Upon the occurrence of any event of default, the non-defaulting party may deliver to the defaulting party written notice of intent to terminate, such termination to be effective upon the date set forth in such notice.

     Such termination rights shall be in addition to and not in substitution for any other remedies that may be available to the non-defaulting party. Termination pursuant to this Section 7.2 shall not relieve the defaulting party from liability and damages to the other party for breach of this Agreement. Waiver by either, party of a single default or a succession of defaults shall not deprive such party of any right to terminate this Agreement arising by reason of any subsequent default.

                7.3    Termination Upon Bankruptcy or Insolvency. This Agreement may be terminated by Rensselaer giving written notice of termination to Licensee upon the filing of bankruptcy or bankruptcy of Licensee or the appointment of a receiver of any of Licensee’s assets, or the making by Licensee of any assignment for the benefit of creditors, or the institution of any proceedings against Licensee under any bankruptcy law. Termination shall be effective upon the date specified in such notice.

                7.4    Rights Upon Expiration. Neither party shall have any further rights or obligations upon the expiration of this Agreement upon its regularly scheduled expiration date with respect to this Agreement, other than the obligation of Licensee to make any and all reports and payments for the final quarter period, and to submit to audit if necessary, in accordance with Section 2.9 hereof. Provided, however, that upon such expiration, each party shall be required to continue to abide by its non-disclosure obligations as described in Section 6.1, and Licensee shall continue to abide by its obligation to indemnify Rensselaer as described in Section 3.3 and by its obligations under Section 5.2 hereof.

                7.5    Rights Upon Termination. Notwithstanding any other provision of this Agreement, upon any termination of this Agreement prior to the regularly scheduled expiration date of this Agreement, the license granted hereunder shall terminate. Except as otherwise provided in Section 8.6 of this Agreement with respect to work-in-progress, upon such termination, Licensee shall have no further right to develop, manufacture or market any Licensed Product, or to otherwise use any Rensselaer Patent Rights or Rensselaer Trademark Rights not otherwise includable therein. Upon any such termination, Licensee shall promptly return all materials, samples, documents, information, and other materials which embody or disclose Rensselaer Patent Rights or Rensselaer Trademark Rights not otherwise includable therein; provided, however, that Licensee shall not be obligated to provide Rensselaer with proprietary information which Licensee can show that it independently developed. Any such termination shall not relieve either party from any obligations accrued to the date of such termination. Upon such termination, each party shall be required to abide by its nondisclosure obligations as described in Section 6.1, and Licensee shall continue to abide by

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its obligations to indemnify Rensselaer as described in Section 3.3 and by its obligations under5.3 hereof. In addition, upon termination, any sublicensee(s) shall become a direct licensee of Rensselaer, provided that Rensselaer’s obligations to sublicense(s) are no greater than Rensselaer’s obligations to Licensee under this Agreement. Licensee shall provide written notice of such termination to each sublicensee with a copy of such notice provided to Rensselaer.

                7.6    Work-in-Progress. Upon any such early termination of the license granted hereunder in accordance with this Agreement, Licensee shall be entitled to finish any work-in-progress and to sell any completed inventory of a Licensed Product covered by such license which remain on hand as of the date of the termination, so long as Licensee pays to Rensselaer the royalties applicable to said subsequent sales in accordance with the terms and conditions as set forth in this Agreement, provided that no such sales shall be permitted after the expiration of six (6) months after the date of termination.

     8    Assignment: Successors.

                8.1    Assignment. Any and all assignments of this Agreement or any rights granted hereunder by Licensee are void except to an Affiliate of Licensee or, for the avoidance of doubt, to UTEK Corporation, Licensee’s parent corporation.

                8.2    Binding Upon Successors and Assigns. Subject to the limitations on assignment herein, this Agreement shall be binding upon and inure to the benefit of any successors in interest and assigns of Rensselaer and Licensee. Any such successor or assignee of Licensee’s interest shall expressly assume in writing the performance of all the terms and conditions of this Agreement to be performed by Licensee.

     9    General Provisions.

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                9.2    Mediation. In the event of any dispute, claim, question or disagreement arising from or relating to this Agreement or the breech thereof, and such dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation administered by the American Arbitration Association (AAA) under its Commercial Mediation Procedures before resorting to arbitration as provide in this Agreement. The location of all mediation proceedings shall be in the County of Rensselaer, State of New York, U.S.A.

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                9.3 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, which has not been resolved by mediation as provided in this Agreement shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”), and the procedures set forth below. In the event of any inconsistency between the Rules of AAA and the procedures set forth below, the procedures set forth below shall control. Judgment upon the award rendered by the arbitrators may be enforced in any court having jurisdiction thereof.

                     9.3.1    Location. The location of the arbitration shall be in the County of Rensselaer, State of New York, U.S.A.

                     9.3.2    Selection of Arbitrators. The selection of an arbitrator(s) shall be in accordance with AAA rules unless the parties shall otherwise agree.

                     9.3.3    Case Management. Prompt resolution of any dispute is important to both parties; and the parties agree that the arbitration of any dispute shall be conducted expeditiously. The arbitrator(s) is instructed and directed to assume case management initiative and control over the arbitration process (including scheduling of events, pre-hearing discovery and activities, and the conduct of the hearing), in order to complete the arbitration as expeditiously as is reasonably practical for obtaining a just resolution of the dispute.

                9.4    Entire Agreement: Modification. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof. There shall be no amendments or modifications to this Agreement, except by a written document which is signed by both parties.

                9.5    New York Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the conflicts of laws principles thereof.

                9.6    Headings. The headings for each article and section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular article or section.

                9.7    Severability. Should any one or more of the provisions of this Agreement be held invalid or unenforceable by a court of competent jurisdiction, it shall be considered severed from this Agreement and shall not serve to invalidate the remaining provisions thereof. The parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by them when entering this Agreement may be realized.

                9.8    No Waiver. Any delay in enforcing a party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of

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such party’s rights to the future enforcement of its rights under this Agreement, excepting only as to an express written and signed waiver as to a particular matter for a particular period of time.

                9.9    No Set-off. Neither party shall have, as against the other, any right of setoff, offset, or any right to withhold payment of amounts due on any sums otherwise payable herein based on any claim asserting a breech of this Agreement.

                9.10    Name. Whenever there has been an assignment or a sublicense by Licensee as permitted by this Agreement, the term “Licensee” as used in this Agreement shall also include and refer to, if appropriate, such assignee or sublicensee.

                9.11    Notices. Any notices required by this Agreement shall be in writing, shall specifically refer to this Agreement and shall be sent by registered or certified airmail, postage prepaid, or by te1efax, telex or cable, charges prepaid, or by overnight courier, postage prepaid and shall be forwarded to the respective addresses set forth below unless subsequently changed by written notice to the other party:

For Rensselaer:	Rensselaer Polytechnic Institute
Office of Intellectual Property
Technology Transfer and New Ventures
110 8Th Street, 3210 J Building
Troy, NY 12 180-3590
Attention: Executive Director
Fax No.: (518) 276-6380

For Licensee:	Leak Location Technologies, Inc.
President
Leak Location Technologies, Inc
2109 E. Palm Avenue
Tampa, Florida 33605
Attention: Jennifer Willis
Fax No.: 813-754-2383

Notice shall be deemed delivered upon the earlier of (i) when received, (ii) three (3) days after deposit into the mail, or (iii) the date notice is sent via telefax, telex or cable, (iv) the day immediately following delivery to overnight courier (except Sunday and holidays).

                9.12    Compliance with U.S. Laws. Nothing contained in this Agreement shall require or permit Rensselaer or Licensee to do any act inconsistent with the requirements of any United States law, regulation or executive order as the same may be in effect from time to time. In particular, but without limitation, the parties hereto agree to comply with any and all applicable laws or regulations of the United States or any country governing the export or reexport of any Licensed Product herein.

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

                9.13    Compliance with Export Control Laws. It is understood and acknowledged that the transfer of certain commodities and technical data is subject to United States laws and regulations controlling the export of such commodities and technical data, including all Export Administration Regulations of the United States Department of Commerce, the International Traffic in Arms Regulations of the US Department of State and the Office of Foreign Assets Control of the US Treasury Department. These laws and regulations, among other things, prohibit or require a license for the export of certain types of technical data to certain specified countries. Licensee hereby agrees and gives written assurance that it will comply with all United States laws and regulations controlling the export of commodities and technical data, that it will be solely responsible for any violation of such by Licensee, and that it will defend and hold Licensor harmless in the event of any legal action of any nature occasioned by such violation.

     IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized representatives as of the Effective Date set forth above.

Rensselaer Polytechnic Institute	Leak Location Technologies, Inc.

By: /s/ Ronald M. Kudla	By: /s/ Jennifer A. willis
Ronald M. Kudla	Jennifer A. Willis
Director,	President
Intellectual Property, Technology Transfer
and New Ventures
Office of Technology Commercialization

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

Exhibit A

DISCLOSURE OF PATENT RIGHTS

Rensselaer Patent Rights:

•  U.S. Patent Number 5,416,724 entitled “Detection of leaks in pipelines” issued May 5, 1995. Inventor is Dr. Michael Savic.

United States Patent: 5416724	Page 1 of 18

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United States Patent	5,416,724
Savic	May 16, 1995

Detection of leaks in pipelines

Abstract

An apparatus and process for determining the existence and location of a leak in an underground pipe, comprises a plurality of remote acoustic transmission sensor units distributed along the pipe and each containing equipment for analyzing acoustic signals from the pipe. The equipment includes a mechanism for identifying acoustic features of the acoustic signals which distinguish the acoustic signals of a leak fromambient acoustic signals. A control unit is connected to each of the remote units and includes additional equipment for further analyzing the signals to determine the proximity of the signal to a particular remote unit and, using the amplitude of the signal and the transmission characteristics of the pipe, determining the location of the leak.

Inventors:        Savic; Michael   (Baliston Lake, NY)
Assignee:        Rensselaer Polytechnic Institute (Tory, NY)
Appl. No.:         07/959,143
Filed:                  October 9, 1992

Current U.S. Class:	702/51; 702/54; 73/40.5A; 73/592
Current International Class:	F17D 5/00 (20060101); GO1M 3/24 (20060101); F17D
5/06 (20060101); GOIM 003/24 0; GO6G 007/570
Field of Search:	73/4.5A,4.5R,49.2,592,49.2R,49.2T 364/509,510

References Cited [Referenced By]

U.S. Patent Documents

4001764	January 1977	Holland et al.
4289019	September 1981	Claytor
4543817	October 1985	Sugiyama
4583406	April 1986
4548462	August 1989	Coulter et al.
5117676	June 1992	Chang
5134876	August 1992	Robertson et al
5163314	November 1992	Maresca, Jr. et al.
5272646	December 1993	Farmer

United States Patent: 5416724	Page 2 of 18

Other References

Spectral Analysis of Sound and Vibration Measurements: Cepstrum Analysis; Bruel & Kjaer Seminar Held Nov. 29, 1989.

Primary Examiner: Voeltz; Emanuel T.
Assistant Examiner: Stamber; Eric W.
Attorney, Agent or Form: Notaro & Michalos

Claims

What is claimed is:

1.    An apparatus for detecting a leak in an underground pipe and for determining a location of a detected leak in the pipe, comprising:

a plurality of remote acoustic transducer sensor units at spaced sensor locations along the pipe, each responsive to acoustic energy from the pipe at each sensor location, to generate acoustic signals from each sensor location, each acoustic signal having an amplitude;

a central processor remotely located from the sensor units and including program means for containing acoustic transmission characteristics for the pipe and acoustic features of an acoustic signal generated by a leak in the pipe;

the central processor also including analysis means at a remote location from the sensor locations, and operatively connected to each transducer unit and to the program means for subjecting each signal to pattern recognition analysis to determine the presence of the acoustic features in each signal, the presence of the acoustic features indicating the presence of a leak in the pipe and thus detection of the leak, the analysis means also using an amplitude of each signal containing the acoustic features to identify two adjacent sensor locations at which the signals containing the acoustic features have greatest amplitude, the leak in the pipe being located between the two adjacent sensor locations, the analysis means using the transmission characteristics of the pipe and a relative amplitude between the signals at the two adjacent sensor locations to interpolate and identify a leak location for the leak in the pipe; and

the analysis means extracting a plurality of linear predictive coding (LPC) cepstrum coefficients as the acoustic features.

2.    An apparatus according to claim 1, including a control unit connected to each remote acoustic transducer sensor unit, at least part of said program means and at least part of said analysis means being in said control unit for identifying two adjacent sensor locations at which the signals containing acoustic features have greatest amplitude and for calculating a distance of the leak in the pipe from at least one of the two adjacent sensor locations as a function of the transmission characteristics of the pipe.

United States Patent: 5416724	Page 3 of 18

3.    An apparatus according to claim 1, wherein each remote acoustic iransaucer sensor unit acoustic transducer engaged to the pipe for receiving acoustic signals from the pipe, analog conversion means connected to the transducer for converting analog acoustic signals from the into digital acoustic signals, memory buffer means connected to the analog to digital conversion for storing the digital signals and control logic means connected to the. analog-to-digital conversion means and the memory buffer means for transmission of sampled digital signals to the program and analysis means.

4.    An apparatus according to claim 3, including a control unit connected to each remote acoustic transducer sensor unit, said control unit containing at least part of said program and analysis means.

Description

FIELD AND BACKGROUND OF THE INVENTION

The present invention relates in general to leak detectors, and in particular to a new and useful system for detecting leaks along a pipeline, on a continuous and reliable basis.

Transport systems for hazardous gases are prone to leaks that can create dangerous situations in a very short time. Currently, available methods for continuously monitoring gas-carrying, buried pipelines are limited to detection of relatively large leaks. There is a great need for a system that can reliably detect smaller leaks and still be economical to implement and use.

Small leaks from underground gas-transport pipelines can cause pressure drops that are too small for existing systems to detect. However, a small leak can quickly generate a gas cloud. If such a cloud is ignited, an explosion that can cause a great deal of damage will result Such pipelines can also run close to or right under populated areas and even a small explosion can cause sever property damage and loss of life. The early detection of small leaks is, therefore, very important so that appropriate action can be taken to avoid a catastrophe.

Continuous leak monitoring of long pipelines is not a simple task. Leaks can be detected in two general ways. The first is by detecting the substance that escapes the pipe, the second is by detecting certain leak-related properties such as pressure drops, acoustic emissions, volume balance changes and temperature changes.

In order for the first method to succeed, a sensor that detects the leaking substance has to be in physical contact with this substance and, therefore, has to be in close proximity to the leak. This requires a dense concentration of sensors and, thus for a long pipeline, will yield a large number of remote units and costs. One such method uses a monitoring vehicle to drive above a buried pipeline, checking for the presence of escaping substance. The disadvantage of this method is that it is not a continuous monitoring system and, thus, a leak occurring between trips can release a large amount of gas before it is detected. Another system uses an underground cable, buried just above the pipeline, that is sensitive to the substance in the pipe. When a leak occurs, the part of the cable that is exposed to the leaking material changes in some property that is detectable from the monitoring station. Such cables tend to be costly, especially for long pipelines, not only in initial investment, but also in maintenance. Furthermore, the cables that are currently available are sensitive only to petroleum products.

United States Patent: 5416724	Page 4 of 18

The second general method identified above, uses indirect ways to detect the presence of a leak. Temperature monitoring and volume balance comparison (comparing the amount of material injected U~1 the pipe to the amount received from the pipe) techniques are useful for the detection of large, catastrophic leaks, and are widely used today. These systems, however, are not sensitive to small leaks. There are several systems available today that detect leaks by acoustic emissions using a portable device that listens to the sound of the leak in the air. Again, the disadvantage of such a device is its inability to constantly monitor the full length of longer pipelines. See R. C. McMaster, Editor, Non Destructive Testing Handbook1, Vol. 1: “Leak Testing”. Am. Soc, Of Metals, 1982.

SUMMARY OF THE INVENTION

The system of the present invention detects leaks by monitoring the acoustic emission that the leak generates. The sound generated by the leak propagates through the metal walls of the pipe and through the substance flowing through the pipe, and thus can be detected some distance away. Digital signal processing and pattern recognition techniques are used to detect these leak sounds and alert the user of their presence.

The system of the invention comprises sensing and signal analysis units placed at a predetermined distance from each other along the entire length of the pipeline. The distance is chosen in such a way Lhr4 at least one unit is able to detect the sound of a leak. These units communicate with a central station that is used as an interface between the system and the pipeline monitoring personnel.

Unlike other leak detection systems, this invention approaches the problem for the signal processing point of view. As this has never been done before, the development of the system started by determining the sound transmission characteristic of the buried pipeline, modeling these characteristics and determining the maximum remote sensing unit separation. The invention further involves analyzing the nature of the acoustic leak signals and selecting features that best represent these signals. The usefulness of the invention has also been evaluated through actual tests in the field and extensive simulation. The invention includes embodiments of the central station and the remote units, as well as communication schemes and protocols.

Major advantages of this invention include:

1. A new approach and solution to the continuous leak monitoring problem;

2. Estimation of the acoustic signal attenuation in buried pipelines using a distributed parameter acoustic model of the buried pipeline;

3. Recognition of leak shape and size from the leak acoustic signal and automatic discrimination of leak signals from other man-made or natural sounds;

4. Evaluation of the leak recognition system error as a function of leak size, background noise level and distance of the detector from the leak source;

5. A new, adaptive, signal-matched method for removal of background pipeline noise for increased accuracy in signal detection and discrimination; and

6. Estimation of the location of the leak.

Accordingly, an object of the present invention is to provide a system for detecting leaks in a pipeline which utilizes a plurality of acoustic sensor units distributed at regular intervals along the length of

United States Patent: 5416724	Page 5 of 18

underground pipeline, each capable of collecting and analyzing data, and a central station connected to the acoustic sensor units for locating the occurrence of a leak in the pipeline, by analysis of acoustic signals generated by the leak, and further for discriminating between acoustic signals caused by leaks in the pipeline, and other acoustic signals not related to leaks in the pipeline.

A further object of the invention is to provide a practical, continuous-operation, reliable and relatively inexpensive system for detecting leaks in an underground pipeline, which is simple in design, rugged in construction and economical to manufacture.

The various features of novelty which characterize the invention are pointed out with particularity in the claims annexed to and forming a part of this disclosure. For a better understanding of the invention, its operating advantages and specific objects attained by its uses, reference is made to the accompanying drawings and descriptive matter in which the preferred embodiments of the invention are illustrated.

BRIEF DESCRIPTION OF THE DRAWINGS

In the drawings:

FIG. 1 is a schematic block diagram showing the apparatus of the invention applied to an underground pipeline;

FIG. 2 is a schematic side view of an actual pipeline used to investigate and practice the present invention;

FIG. 3 is a sectional view through a section of simulated pipeline wall showing an aperture used to simulate a pipeline leak;

FIG. 4 is a view similar to FIG. 3. showing another shape for simulating the leak;

FIG. 5 is a partial front elevational view of another shape for simulating a pipeline leak;

FIG. 6 is a composite pair of graphs plotting autocorrelation against value for short bursts of audio signal from a leak, taken at separate times;

FIG. 7 is a block diagram illustrating the overall pattern recognition technique utilized by the present invention;

FIG. 8 is a scatter plot for leak signals used with parametric features;

FIG. 9 is graph similar to FIG. 8 for non-parametric features;

FIG. 10 is a graph illustrating a typical MDL function for recognizing an audio leak signal;

FIG. 11 is a graph illustrating a typical LPC cepsrum characteristic used successfully to recognize the leaks according to the present invention;

FIG. 12 is a block diagram of the data collection hardware used according to the present invention;

FIG. 13 is a block diagram of the A/D sampling section of the invention;

FIG. 14 is a block diagram of the memory and output section of the invention;

United States Patent: 5416724	Page 6 of 18

FIG. 15 is a graph plotting is a block diagram of the control logic section of the invention;

FIG. 16 is a graph plotting attenuation constant against frequency for above-ground sections of the pipeline;

FIG. 17 is a view similar to FIG. 16 for below-ground sections of the pipeline; and

FIG. 18 is a graph plotting transducer distance versus hole size for leaks in the pipeline.

DESCRIPTION OF THE PREFERRED EMBODIMENTS

Unlike known systems available today, the system of the present invention performs a continuous monitoring of the underground pipeline through the acoustic emission of the leak.

The system of the invention as schematically illustrated in FIG. 1, uses acoustic sensors T.sub.1, T.sub.2. T.sub.N, placed at regular intervals along an underground pipeline P, Sensor units T.sub.1 through T.sub.N, are remote data collection and analysis units that span the entire length of the pipeline. If a leak occurs, it will be located between two of these units. The sound of the leak will then propagate through the metal in the pipe P, and through. the substance flowing through the pipe, and will be detected by at least one of the units.

The units continuously “listen” to the acoustic state of the pipe, decide on the type of the signals present, and communicate their finding to a central station 10 that is connected to the units. The final decision about the presence of the leak is made by the central station. This station is used for coordinating the remote units and communicating the pipeline status to monitoring personnel. While the remote units analyze the instantaneous nature of the signals in the pipe and decide whether or not a leak signal is present, the central station considers “big picture” parameters such as the duration of the leak signal and whether remote units agree upon the nature of the signal.

The goal of the invention is to continuously monitor the acoustic state of the pipe. Without a leak present anywhere along the pipe, the remote units T.sub.1 T.sub.N will pick up flow sounds, compressor and pump noises, and external sound sources such as trains and cars. When a leak is present, the system is able to detect it and discriminate its sound from all other sounds occurring in or outside the pipe. At least one of the remote units detects the sound of a leak and communicates this information to the central station 10, which decides if a leak is present and alerts the operator, if needed.

According to the invention, the remote units are placed as far apart as possible to minimize system cost and maintenance. This distance between the units ensures that if a leak occurs anywhere along the pipe, at least one unit detects its acoustic emission, and the projected detection error (failed detection and false alarm) is below a desired value. By knowing which unit detected the leak and the prominence of the leak, the central station is able to approximately determine the location of that leak. The unit separation is determined by the strength of the leak signal and acoustic transmission characteristics of the pipeline. The distance between the units determines the reliability of the system and the minimum size of the leak the system is able to detect.

It has been found that both the leak acoustic signature and pipeline acoustic characteristics greatly depend on the dimensions of the pipeline. The transmission characteristics also depend on the type of soil within which the pipeline is buried. Because pipeline dimensions and soil characteristic vary from site to site, a system “trained” for particular conditions is nOt transportable from one pipeline to another. However, with proper training or set-up the system can be adapted to any gas carrying pipeline.

United States Patent: 5416724	Page 7 of 18

The pipeline used to test and practice the present invention is a Texaco ethylene carrying pipeline, running from a storage facility in Sour Lake, Tex. to chemical plants in Port Arthur, Tex. This approximately 40 mile long pipeline has an internal diameter of 6 inches and 1 inch thick walls. The pipeline carries ethylene gas with an internal pressure of 1500 psi and is buried in soil that is usually wet. As will be seen, the dampness of the soil greatly affected the pipeline propagation characteristics. FIG. 2 illustrates the pipeline P. Certain portions of the pipeline, e.g. at B, A and C, are above the ground level 20.

Finding the acoustic propagation characteristics of the pipeline involves the measurement of attenuation and phase shift of a reference signal on the actual pipeline. A model was developed to describe the. acoustic behavior of the pipe, and model parameters were fitted to the propagation data that was collected.

Leak signal measurements were accomplished by building a leak simulator, using a piece of the actual pipeline. The simulator was filled with nitrogen gas to the pressure in the actual pipeline — 1 500 psi. Six leak modules were developed to simulate the various shapes and sizes of different leaks. Once the simulator was filled to the correct pressure, a valve was opened, letting the gas escape through one of the leak modules, and the resulting acoustic signal was measured. This setup gave a good sample of possible leak signals that can occur in the real pipe. It was found that the acoustic signature of the leak depends greatly on the shape of the leak and less on its size. For example, round leaks of different sizes produces different leak sound energies, but generated similar features which were different from the features generated by narrow slit leaks.

The hole shapes that can generally be encountered in a pipe are round holes, wide slits and narrow slits. Six different leak modules containing these hole shapes were constructed to collect data for use in identifying acoustic features of leaks in the pipe. The general leak collection strategy involved filling the simulator with nitrogen gas from a high pressure tank to the real pressure in the live pipe, opening a valve to release the gas through one of the installed leak modules, and measuring the resulting acoustic signal.

FIG. 3 illustrates one hole shape for the simulated pipeline wall thickness 30 of one inch, the hole 22 being conical with a small inside diameter of 1/32 inches and a large outside diameter of 1/4 inches, the leakage flow being in the direction of the arrow.

FIG. 4 shows a second conical hole 24 in the simulated wall thickness 30 of one inch, with an inner circular diameter of 1/4 inches and an outer circular diameter of 1/32 inches. A cylindrical hole through the wall thickness was also utilized, this hole having a 1/16 inch diameter. Three different slot sizes were also utilized to simulate leaks, as represented in FIG. 5. The smallest slot shaped hole 26 in wall 30 had a height H of 1/32 inches and a width W of 1/4 inches. The second tested slot had a height H of 1/16 inches and the third slot had a height H of 1/8 inches, both wider slots having width W of 1/4 inches.

The McMaster reference identified above, suggested that the maximum frequency generated by a leak signal is about 100 KHz; thus, the sampling equipment used for the invention, had a sampling frequency of 204.8 KHz. The transducer was coupled to the leak simulator with lithium grease. It was found that most of the leak signal energy was located at frequencies below 40 KHz. According to the invention, minimum sampling frequency could be 150 to 250 KHz but rates of at least 50to 60 KHz are adequate.

The acoustic signals of all six hole shapes were collected starting from gas pressure of 1500 psi, the real pressure in the pipe, down to 250 psi. One of the reasons for collecting signals at decreasing pressures was to examine the leak signal change with changing pressure.

United States Patent: 5416724	Page 8 of 18

The leaks generate a hissing sound, much like the sound generated when a seltzer bottle is first opened. The sound is generated due to the turbulent flow of the gas resulting from the pressure differential between the vessel and the environment and is a “white noise” signal. The frequency range of the sound depends on the dimensions of the pipe, the shape of the hole that the gas escapes through, and the pressure in the vessel.

An acoustic leak signal can be thought of as a random signal with some statistical properties. The first property, true of many pure analog signals, is that the leak signal has zero mean.

Because the gas carrying pipeline, pressure and leak shape remain relatively constant, the nature of the leak signal does not change, and statistical stationarity can be assumed. Wide sense stationarity can be shown through comparison of the short time autocorrelation function taken at different times. For zero mean random signals the autocovariance and autocorrelation functions are the same:

which for ergotic processes can be approximated by: ##EQUI## for a large N. If a short enough frame of data is taken from a non-stationary signal, this frame can be assumed stationary and its autocorrelation function will only depend on the difference between the two indices: ##EQU2## For a finite data length of N, the above function is called the “short-time autocorrelation function”. FIG. 6 shows the short time autocorrelation function of a leak signal for data windows taken at different times. The similarity in both means that the leak signal is at least wide-sense stationary.

A widely used class of models for spectral estimation is a rational pole-zero filter driven by a white noise process. This type of model is called the autoregressive-moving average (AR.MA) process model. A block diagram of this model as used in the present invention, is shown in FIG. 7. In this model w[n] is the zero mean and unit variance white leak noise sequence and G is the gain of the ARMA filter. The ARMA rational pole-zero spectral shaping filter for the invention is divided into two separate functions B(z) and 1/A(z). G can also be thought of as the driving white noise variance, B(z)/A(z) corresponds to the spectral shaping component of the sound, w[n] is the turbulence signal, and G depends on the pressure differential between the substance in the pipe and the environment.

The motivation of parametric models of random processes is the ability to produce simulated random signals without .the need for large-scale data collection. Another advantage specific to this invention is the separatioti of the filter gain from the filter. This separation cannot be achieved through non-parametric techniques and its importance will be evident later.

The filter: ##EQU3## with B(z) being the moving average (MA) polynomial, A(z) the autoregressive (AR) polynomial, q the number of zeros, p the, number of poles, and’ b[k] the filter coefficients. The process sample x[n] can, then, be estimated from the filter linear difference equation: ##EQU4## with b [O]=1. The model estimation problem involves the estimation of b[k],a[k] and G parameters.

A reduction in computational complexity can be achieved if ARMA parameters estimation is accompllished through a separate estimation of the AR and MA coefficients. If the autocorrelation sequence is known then the AR coefficients are related through a set of p linear equiatioins to the autocorrelation sequence for lags greater than q: ##EQU5##

Simultaneous equations (7) are called the modified Yule-Walker equations.

In practice, the autocorrelation sequence has to be estimated from the data sequence through equation (3). This same data can now be passed through the inverse AR filter to get the MA sequence, which can be used to estimate the MA coefficients.

United States Patent: 5416724	Page 9 of 18

Solving for the MA coefficients is not as simple as the solution for AR coefficients.

Both MA and ARMA parameter are equal to the infinite AR sequence and thus, MA parameter can be approximated from a long AR sequence. See S. Marple, Digital Spectral Analysis with Applications, Prentice-Hall, 1987. Because we are only interested in the PSD estimation from the ARMA parameters, a long AR sequence need not be transformed to an ARMA sequence, but the PSD can be directly computed from this AR sequence for the present invention.

The approximation of both G and A(z) can be easily achieved due to the duality of the AR coefficients and the linear predictive coding (LPC’s) coefficients. LPC analysis involves the prediction of the current sample of the random signal from previous samples.

Since computation in this way is impossible without knowledge of join statistics of x[n] given all past x values, LPC analysis for the present invention assumes a finite linear relation between x[n] and p past x parameters: ##EQU6## The estimation of LPC coefficients involves the minimization of the prediction error: ##EQU7## If this minimization is accomplished in the mean-squared error sense, it involves minimizing the error variance:

Minimization of p involves the solution of p linear equations. ##EQU8## The analogy to the AR coefficients can bee seen by comparing (12) to (7) while setting q=0 and remembering that R.sub.x [m] =R.sub.x [-m] for stationary sequences. Thus, the LPC coefficients calculated by solving equation (12) will be equivalent to the AR coefficients of the same order. Comparing equation (10) to equation (6) with q=0, it is clear that e[n]=w[n] and G=p. Thus, the error variance resulting from the solution of(12) will be the approximation of G, the gain of the AR filter.

The advantage of (12) is the fact that the autocorrelation matrix in this equation is Toeplitz and that the column vector on the right hand side has the same elements as the autocorrelation matrix. An efficient recursive algorithm can be used to solve (12). See J. Makhoul, “Linear prediction: A tutorial review”, Proc. IEEE, pp. 561-580, April 1975. This algorithm is called the Levinson-Durbin recursive procedure and is summarized below: ##EQU9## The above recursion is calculated for i=l, 2..., p and the final solution is given by:

where N is the length of the data segment from which the autocorrelation sequence was calculated. The next question is how large should p be for good process estimation. The order can be estimated directly from the data. There are numerous order estimation algorithms available in literature. The algorithm chosen here for its simplicity and good results for large data windows is the Minimum Description Length (MDL) algorithm presented by Rissanen, in Ann. of Statistics, pp. 416,431, 1983. The algorithm chooses the order which minimizes the function:

Feature selection is the most important part in any pattern recognition problem. Features should be selected in such a way as to maximally separate the cases between which discrimination is desired.

When it comes to signal classification, frequency domain analysis is predominantly used. The PSD of the signal, or features related to it, is the most useful signal characterization in the frequency domain. It is important to remember that frequency domain representation of signals considers second order statistics only while higher order statistics are ignored.

In the inventive system the leak can occur at any distance from the receiver so that no matter what acoustic intensity the leak generates, the acoustic energy will be attenuated exponentially by the pipe. Thus, bigger leaks might represent the same acoustic intensity .at the receiver as smaller leaks located

United States Patent: 5416724	Page 10 of 18

closer to that receiver. The intensity of the source will, thus, be unknown at the receiver and the acoustic energy of the received signal should not come into play in the feature vector.

The PSD can be calculated using both non-parametric and parametric techniques. Both techniques were tried for this invention. The features were tested by trying to cluster the leak signals from different modules. It was found that the features extracted from the parametric techniques and similar features extracted from the non-parametric techniques produced very similar clustering results, See FIGS. 8 and 9. However, the parametric features worked much better when differentiating between leak and non-leak clusters.

To test how well a certain set of features represented leaks, the given set of features was Used to separate the leak signals generated by the six leak modules.

In order to extract the features from the leak signals, the data was separated into frames of 256 samples each. The equipment used to collect and separate that data will be described later. Such data separation amounts to multiplying the signal by a square window, or convolving the signal frequency response with a sinc wave. This type of convolution distorts the frequency features of the signal due to high side lobes of the sinc wave. It is desired to change the window so that in the frequency domain this window resembles an impulse or at least has fast decay of the side lobes. A window that provides both good results and speed of computation is the Hamming window: ##EQUIO##

The Hamming window length of N=256 was used on the data before any other processing. Both parametric and non-parametric features were extracted from the windowed data and tested.

AR parameters were extracted using the Levinson-Durbin recursive procedure, (13). This procedure automatically separates the energy of the signal, e.g., the gain of the filter, G, from the filter parameters so no energy normalization was required prior or after feature extraction. The normalization was. performed by simple ignoring G. Because the AR coefficients represent the coefficients of a stable filter, they cannot be used directly as features. Their mean, for instance, might not even represent a stable filter, let alone produce an “average” frequency response. In fact, two feature vectors made up of AR coefficients might be “close” in the Euclidean distance sense, but might represent completely different frequency responses. This is the same as saying that AR coefficients do not cluster well in Euclidean space.

Instead of using the AR coefficients as features, features extracted from these AR coefficients can be used. One such set of features are the “cepstrum” coefficients extracted from the AR coefficients. Cepstrum analysis is often used for homomorphic signal decomposition when deconvolution of two signals is required. The cepstrums, however, also cluster well in Euclidean space and can be used as features in this case. Another advantage is that there is an efficient technique to generate a variation of the cepstrum called the LPC cepstrum from the AR coefficients directly: ##EQU11## The above relation is solved for the LPC cepstrums, h[n], recursively, n=1,2... with a[n] being the AR coefficients for n=01,2..., p and zero otherwise. See D. O’Shanghnessy, Speech Communication: Human and Machine, Addison-Wesley, 1987.

The order of the AR coefficients can be determined using the MDL equation (15). The plot of a typical MDL function is shown in FIG. 10.

It is desirable to choose the smallest model order possible to minimize computation time. It is also impossible to choose a very large model order when the data window size is small because of the error in the estimation of the autocorrelation function for large lags. Although the MDL function is minimized around the order 60-80, it does not decrease much after the order of 30. This order was selected for analysis.

United States Patent: 5416724	Page 11 of 18

Typical LPC cepstral coefficients extracted from a leak signal, using model order of 30, are plotted in FIG. 11. Because most of the energy is contained in the first fifty coefficients, a cepstral order of 50 was used.

A DFT was used as an approximation of the PSD of the signal. In order to compare the performance of non-parametric features to the parametric ones, similar parameters for both were extracted. Thus, as LPC cepstrums were used as parameters for the parametric features, the real cepstrums were used for the non-parametric ones.

The real cepstrum is calculated from S[k] by taking the inverse DFT of the log of ..vertline.S[k].vertline.: ##EQUl2~# See, L. B. Jackson, Digital Filters and Signal Processing, Kluwer Academic Publishers, 2nd Ed. 1984. Note that while the LPC cepstrum is an infinite sequence, the real cepstrum is a finite sequence of length N. For a frame length of 256, N, of course, also equals 256. However, as with the LPC cepstrums, the energy of the real cepstrums is concentrated in the low coefficients. In order to keep differences between the parametric features and the non-parametric features to a minimum, order of 50 was chosen for the non-parametric features.

Because the DFT and the cepstrums include signal energy information, every data frame was energy normalized to 1 before the analysis. First, the energy of the frame was found: ##EQU13## Then, every sample was divided by the square root of the energy: #EQU14##

Before processing, the Hamming window (16) of the length 256 was applied to x [n]. Cepstrums were then extracted and used as features.

When selected features, it is important to estimate their effectiveness with respect to class separability. It is advantageous to calculate some sort of a meaningfiil distance between classes, given a set of feature vectors from each class.

In this project, there are two classes of interest, the leak class and the non-leak class. When a signal is received and the feature vector X is extracted, the detection problem can be separated into two hypotheses:

A number of tests exist to test a hypothesis, given the feature vector, and come up with a decision. The two most widely used criteria for testing are the Bayes and Neyman-Pearson criteria. See, H.L. VanTrees, Detection, Estimation and Modulation Theory, Part I, Wiley, 1968.

The Bayes criterion tries to minimize the cost of making a decision. Each time a decision is made, one of four things can happen:

1. H.sub.0 is true; H.sub.0 chosen. Cost is C.sub.00.

2. H.sub.0 is true; H.sub.l chosen. Cost is C.sub.10.

3. H.sub.l is true; H.sub.0 chosen. Cost is C.sub.01.

4. H.sub.1 is true; H.sub.1 chosen. Cost is C.sub.ll.

Setting the probability of a leak signal to P.sub.O and the probability of a non-leak signal to P.sub.l, the value of the total cost is: ##EQU15## The cost is minimized if the decision is taken according to the

United States Patent: 5416724	Page 12 of 18

likelihood ratio: ##EQU16## That is, choose hypothesis 1 if .sup..LAMBDA. (X) is greater than the right hand side, otherwise choose hypothesis 0. The right hand side is called the threshold of the likelihood ratio;

If we set C.sub.00 C.sub.l1 =0 and C.sub.Ol =C.sub.l0=1, the likelihood ration (23) will give a decision that minimizes the error. This situation is currently of greatest interest, but might change later depending on the cost of missing a leak when it is there (miss) as opposed to the cost of announcing a leak that is not there (false alarm).

This brings us to the Neyman-Pearson criterion. This criterion chooses the threshold of the likelihood ratio in such a way as to optimize some parameter given another. For instance, if the maximum probability of a miss that can be tolerated is P.sub.M, the Neyman-Pearson criterion will find the threshold of the likelihood function that gives the minimum probability of false alarm. This criterion will be used later in the project when tolerable probabilities of miss or false alarm will be estimated.

When we operate under the minimum error constraint, the Bayes error ##EQUI7## where Z.sub.l is the region where hypothesis 1 is chosen and Z.sub.0 is the region where hypothesis 0 is chosen. The exact calculation of the error rate using the above formula is difficult and requires numerical techniques even when the probability distributions are normal. See K. Fukunaga, Introduction to Statistical Pattern. Recognition, 2nd Ed., Academic Press, 1990. It is possible, however, to develop an upper bound to the error or any other performance criterion is the Chemoff bound. This bound provides a close upper bound for probability of false alarm P.sub.f and probability of a miss P.sub.M: ##EQU18##

When the threshold minimized the Bayes error, the Chemoff bound reduces to: ##EQU19## When the distribution for the two hypotheses are Gaussian and equiprobable, .mu.(s) becomes: ##EQU20## where M.sub.0 is the mean class of 0, M.sub.1 is the mean of class 1 and ..SIGMA..sub.i are the corresponding covariance matrixes. Because .mu.(s) is convey, the minimum upper bound in this case will be at a point s.sub.m at which .mu(s.sub.m)=0, or when .mu.(s) is minimum. Optimum s can be found by plotting .mu.(s) and seeing at which s it will be minimum.

In this invention, only an approximate upper bound is needed, so a looser upper bound on the Bayes error, the Bhattachaiyya bound, can be used. This bound sets s=1/2. The Bhattacharyya distance is defined as the negative of ..mu.(1/2) and from (28) is: ##IEQU21## The Bhattacharyya distance provides a measure on the separability of two distributions and together with formula (27) gives the upper bound on the Bayes error. This distance will be used to show that the parametric features work much better than the non-parametric ones when it comes to separating leak signals from non-leak signals.

The hardware Utilized to collect and analyze data for the present invention is illustrated in FIG. 12.

Acoustic propagation data which must be collected for pattern recognition, is collected in the field. Thus, the equipment should be portable and battery-powered. Fast A/D converter (at least 200 KHz sampling rate) is also needed for leak signals of up to 100 KHz.

FIG. 12 illustrates a sampler 32 of the invention with an RS-232 port 34 that is connected to a portable IBM-PC compatible computer 36 for storing the collected data. Both the data sampler, which can be used as sensor unit T.sub.1 ... . T.sub.N and the computer which can be used as the control station 10 in FIG, 1, operate on battery power. Because the RS-232 port cannot handle data speeds generated due to the sampling rate, the sampler was designed with a fast memory buffer 42 to store the collected data. The avoid unnecessary complications, the sampler was entirely controlled by digital logic at 44 instead of a microprocessor. This saved microprocessor programming and debugging phases when the invention was developed, but a microprocessor should be used in a commercial product that embodies the invention.

United States Patent: 5416724	Page 13 of 18

A 64K bytes memory subsystem forms buffer 42 which held sampled data. The sampling rate was set to 204.8 KHz arid could be decreased by powers of 2 all the way down to 6.4 KHz. The acoustic signal entered an AID converter 40 which has a 12-bit output data bus. In this way a total of 32768 am, could be collected at every data collection trial. At 204.8 KHz sampling rate, this amounted to a sampling window of 0.16 seconds.

FIG. 13 illustrates the analog input section 40. The acoustic signal 48 is converted to an analog input 46 by a piezoeleciric transducer 50 coupled to the pipe P. The transducer was connected to the pipe with heavy grease to provide good acoustic coupling.

The analog signal propagated through a pre-amplifler 52 with an external manual gain control. The gain control consisted of a switch that changed the feedback resistance of the amplifier. The switch had three positions that set the gain of the pre-amplifier 52 to 101, 51 or 2.

An anti-aliasing filter 54 in the form of an eighth-order Butterworth filter made of four Sallen-Key filter modules, had a cutoff freqUency of 100 KHz and was connected to pre-amplifier 52.

An amplifier section 56 further increased the voltage of the input signal to the level acceptable by an AID converter 60. Like the pre-amplifier, the amplifier 56 also had a gain control set by a three-position switch that modified the amplifier feedback resistance. The gain of the amplifier could be set to 26, 11 or 2. This amplifier, together with the pre-amplifler, provided nine-different gains for the whole system, which were, in increasing order: 4,22,52, 102,202,561, 1111, 1326 and 2626. The wide diversity of gains allowed sampling of both very strong, and very weak signals.

Both a sample-and-hold amplifier and the A/D converter 60 were single chip, integrated components. The sample-and-hold amplifier was an Analog Device HCT-0300A part, which contained a fast, inverted amplifier with a gain of 1 and had an acquisition time of 200 ns. The A/D converter was a MAXIM MAX162 part. This was a successive approximation, 12-bit, 3 .mu.s converter that was chosen for both its speed and low power consumption. The AID clock, Sample command and the sample-and-hold amplifier Hold command were supplied by the Control Logic section. The A/D provided the 12 data bits directly to the buffer memory.

During data collection, there was a need to sample short duration, impulse-like signals. Because of the short sampling window, it was impossible to start data collection manually and still capture these impulse signals. A signal detector module 64 provided a trigger 66 to the Control Logic 44 when the signal level passed a certain threshold value. If the Control Logic was set to start the conversation automatically, the data collection started on the first active trigger of the Signal Detector module, easily capturing impulse-like signals.

FIG. 14 illustrates the memory 42 and output sections 70. The memory components used were the NEC 32K bytes static memory chips 72,74. Each chip had an eight-bit input/output data bus, which was configured either as an input during the Sample mode, or as an output during the Send mode (when the data was sent to the portable computer 36). The mode type and the control signals 86 were provided by the Control Logic section. When the system was in the Sample mode, the data was supplied directly to both memory chips through a 12-bit data bus 78 froth the MD converter 60. When the system was in the Send mode, data was supplied 8-bits at a time to a Universal Asynchronous Receiver/Transmitter (UART) 80 and the data bus was multiplexed at 82. Due to the design, the easiest way to send the data to the .portable computer was to transmit all the low bytes first, followed by the high bytes. The communication program in the portable computer combined all the bytes correctly before storing them.

United States Patent: 5416724	Page 14 of 18

The UART 8& was a standard General Instruments AY-3-1015 D part. Its baud rate was adjustable from 150 to 19200 bits-per-second. The baud rate actually used was 9600 bits-per-second, which provided an approximate two-minute data transmission between the sampler and the computer.

FIG. 15 shows the Control Logic section 44. This section supplied the control signals to the rest of the sampler: Read and Write signals 84 to memory, and Enable, Disable and Clock signals 86 to the AiD converter and the UART. The section had four digital inputs:

1. The Sample/Sent input that selected the state of the sampler: data collection state or data transferral state to the portable computer.

2. Start Select controlled the source of the trigger signal: manual or automatic.

3. Manual trigger.

4. Automatic trigger.

An Address Counter 90 supplied the address bits to the buffer memory. When the system was in the Sample mode (controlled by the Sample/Send select switch) the memory had a 12-bit data bus and the address went up to 32768. However, when the system was in the Send mode, the memory had an 8-bit data bus and the address went up to 65536. The counter was incremented by a Clock Generator 92, counting up every clock cycle, updating the location of memory to be written to or read from.

When a trigger T (either automatic or manual) was supplied to a Trigger Control subsystem 94, this subsystem initiated the operation controlled by the Sample/Send switch. It told Enable Logic 96 to start providing the necessary control signals, and the Address Counter 90 to start counting addresses. When the count in the address counter reached its final value (32768 for Sample state, 65536 for Send state), the Trigger Control signaled the Enable Logic to disable the control signals, thus completing the Sample or Send operations.

The Enable Logic enabled the AID converter, the 12-bit memory data bus, and generated the Write signal to the memory, synchronously with the clock, when the system was in the Sample mode. It enabled the UART, the 8-bit memory bus, bus multiplexer control, and the Read signals to the memory and to the UART, synchronously with the clock, when the system was in the Send mode. Finally, it disabled all the control signals when the Trigger Control subsection produced an End-of-Operation signal.

The Clock Generator produced both the sampling clock and the baud rate clock. Which clock was generated was controlled by the Sample/Send switch.

Another requirement of the present invention is to determine the transmission characteristics of acoustic waves through the pipeline so that analysis can reveal the distance of an acoustic leak signal from a transducer, and advantageously interpolate the distance of the leak between two adjacent transducers along the pipeline. Thus the present invention must provide both discrimination and identification of the acoustic signal which is characteristic of a leak, determining, that a leak has taken place, and also determine the location of the leak.

The acoustic attenuation in bounded solids is complicated by mode changes at boundaries. In the case of this invention, a leak generates an acoustic wave of unknown properties in the pipeline metal wall.

United States Patent: 5416724	Page 15 of 18

Neither the modes of oscillation or the original angle of incidence with the wall are known. Furthermore, as the pickup transducer can be located at a considerable distance from the leak, there is no way of knowing how many boundary interactions occur between the source and the receiver. Rather than use a brute-force approach to the propagation problem, one can equate the problem to an electrical transmission line with distributed parameters.

To determine the transmission line parameters of the underground pipeline we need to take enough propagation measurements along the pipe, fit these measurements into transmission line equations, and solve for either the primary or secondary parameters.

Unlike an electrical circuit, the types of measurements possible on an mechanical transmission line, specially in the field, are limited. For instance, in the electric circuit it is easy to measure both voltage and current at numerous places along the transmission line. On the other hand, for a buried pipeline, one can only access those points where the pipe comes above ground. Digging the pipeline to access more points is both expensive and dangerous. To verify the effectiveness of the present invention, above ground points were utilized. In practicing the invention, however, it is anticipated that a plurality of transducer units will have their acoustic transducer coupled to the outer surface of the pipe before it is buried, thus providing long term leak detection.

The transducer used for propagation experiments was a piezoelectric disk with a radial mode of vibration. The voltage that such a transducer outputs is a function of the force applied to it.

The most direct way to calculate the secondary pipe parameters is to produce an acoustic impulse in the pipe and measure the response of the pipe at different distances from the source.

In this case the transmission radially reduces to the manageable form:

Equation has only two unknowns and thus a minimum of only two measurements have to be made. Separating the equations AA.sub.O exp (-.alpha.x) into real and imaginary parts will result in four nonlinear equations. However these equation can be linearized in .gamma. and F.sub.r by taking natural logarithms of both sides:

The equation for A (amplitude of an acoustic wave) was derived as a function of .alpha. (attenuation constant) is frictional intensity and X is displacement along the pipeline. F.sub.r is the force at the loaded end of the line.

Propagation experiments were conducted on the ethylene pipeline at Sour Lake, Tex. Propagation experiments were conducted both on a 84-feet above-ground section A, C in FIG. 2 and the 500-feet below-ground section of P.

Transducer characteristics had to be considered for accurate propagation results. Unfortunately, these characteristics are not readily measurable. Measurements are too cumbersome because these characteristics change with the acoustic environment to which the transducer is coupled. Consequently the transducer will have one response while coupled to water and a different response while coupled to steel. Fortunately, a complete response is not necessary if certain reasonable assumptions are made. Because we are interested in leak detection from the signal processing point of view, and because the transducer is a time-invariant system (its response to a signal will be the same every time), the transducer can be considered as part of the pipe itself. The distortion that the transducer generates will be the same no matter what signal is received and its effects can be taken out during dominant feature selection, as will be shown later.

United States Patent: 5416724	Page 16 of 18

In order to generate an impulse in the pipe, a 1-inch diameter steel ball was dropped on the above-ground section of the pipe at point A in FIG. 2. Ideally, the impulse should generate a flat frequency response. By measuring the resulting signal at some distance from point A, the attenuation of acoustic signals in the pipe could be measured.

The data collection equipment of FIG. 12-14 was used to fmd the pipeline response up to 100 KHz at sampling rate of 204.8 KHz. The transducer was acoustically coupled to the pipe using heavy lithium grease.

The ball was dropped at point A and the resulting signal was measured at points A, B and at several points along the AC segment.

Because the length of the transmission line is unknown to us (in fact because the pipeline transmission line is uniform throughout, the transmission line end can be arbitrarily chosen) it is advantageous to rewrite equation in terms of F.sub.0 the force at the source (point A) instead of F.sub.r. Clearly:

and substituting into equation (30):

where x’ =L-x is the distance from the source. Equation (31) now becomes:

and separating the real and imaginary parts, remembering that .gamma.=.alpha.+j.beta.:

As the real interest of this invention is the magnitude of the signal, only equation (35) needs to be solved. Note that equations (35) and (36) both have only one unknown, and thus, can be solved independently of each other.

In order to solve for .alpha. in equation (35) a minimum of two measurements are needed. One is at x’=O and another at an arbitrary x’ location. However, as every measurement procedure has error, a more accurate determination of .alpha. can be done by taking more than two measurements and solving an overdetermined system of linear equations generated from (35). These equations have the form:

where x is an N-dimensional vector of unknowns, F is an M.times.N coefficient matrix (M being the number of equations) and y is a known vector of M elements. In general M>N the solution to this system does not exist. In order to find the closest solution, equation (37) has to be modified to contain an error term chosen such a way so that the system of equations now has a solution:

The solution of this system involves minimizing e in the least-squared error (LSE) sense, e.g. minimizing e.sup.T e. It can be shown that the LSE solution is the solution to the normal set of equations:

Because of the availability of multiple measurement points for above-ground propagation experiments, equation (39) was used to solve .alpha..

Using data from the ball drop experiments the attenuation constant, .alpha., was found for both above and below-ground sections of the pipeline. The plot of.alpha. vs. frequency is shown in FIG. 16 for above ground measurements and in FIG. 17 for below ground measurements.

The most important parameter for transducer distance determination is attenuation constance, .alpha., for the below-ground pipeline section. The value of.alpha. is between 0.02 and 0.04. With this value and the leak signals collected from the leak simulator, the distance between the transducers can be estimated by the interpolation.

United States Patent: 5416724	Page 17 of 18

To predict the transducer distance, we set the minimum number of A/D levels below which the average envelope of the amplified signal should not fall. Seven bits give tolerable distortion, and thus, the minimum number of levels was set at 63 (number of positive levels). Using equation (35) the maximum distance of the transducer rom the leak source is: ##EQU22## where L.sub.0 is the number of unamplifled A/D levels at the source. As the hole size increases so does L.sub.0. Unfortunately, the sound intensity decreases exponentially along the pipe while the sound intensity at the source increases linearly with the hole diameter. Thus a large hole size will not yield much larger transducer distance. Transducer distance vs. hole size is shown in FIG. 18.

When the system is installed in the field, some nature or man-made non-leak sound signals might be present in the pipe. It is important not only to discriminate leak sounds from these extraneous sounds, but also, to detect leaks in the presence of these sounds. For instance, a monitoring stations can be put near a compressor unit which generates a high level of acoustic clutter or noise. Since the leak might develop slowly over time, there might not be an instantaneous energy increase in the received signal to alert the system. Other means of detection must be used. The problem is further complicated by the inability to predict beforehand the noise signal and the possibiity that this noise signal might change over time. Although the acoustic noise can be sampled in the absence of a leak signal, because the leak can develop slowly, we can never be certain whether or not pure noise was sampled.

In the worst case, the leak can develop so slowly that the system will think it is sampling noise even in the presence of a large leak.

The method of the invention solves this problem by regarding the background noise as an unknown. Because the problem at hand in the detection of specific signals — namely leak acoustic signals, and not noise removal—a modification of an existing LMS adaptive filter noise removal system can be used. Assuming that the interference noise is additive; such a filter adapts to the noise environment approaching in performance to the optimal Weiner filter. However, in order for the adaptive filter to work, a “clean.revreaction. noise signal that is correlated with the additive noise must be provided. If, instead of the noise signal, a pre-recorded template of the signal we are trying to detect is supplied to the filter, and this signal is present in the sampled wave, the filter will adapt to remove this signal from the sampled wave leaving only noise. By looking at what was removed, instead of what was left, a noise removal system, independent of noise can be achieved. Furthermore, in this case, the filter will be matched to the signal in a sense that if a non-leak signal is present in the clutter, this signal will not be subtracted from the sampled signal-plus-noise wave. Even if the signal is somewhat similar to a leak signal, only the similar parts of the signal will be subtracted, letter the system easily recognize that the incoming s~gnal is not due to a leak. A time factor, e.g., 5 minutes, may also be used to distinguish between short term sounds that may seem to be leaks, for example a passing airplane, and a longer term leak.

The central station 10 and the remote unit T.sub.l to T.sub.n can be constructed developed according to the invention. Most of the signal processing and recognition tasks will be performed on the remote units which will consist of TMS320C30 DSP boards. The status of the pipeline will be cominunicated to the central station by these units, making up, in effect, a multiprocessor detection system.

While the remote units will monitor the instantaneous state of the pipe, the central station will consider the continuous state, for example, the duration of the leak signal. It is possible that an even can occur in the pipe that will look to the remote stations as a leak signal (for instance, a train passing overhead, generating leak like sounds). However, it is highly unlikely that such an event will be continuous over time. On the other hand, a leak signal, once present, will not terminate until the leak is repaired. The central station will take leak signal duration into account, thus providing another level of security against false alarms.

United States Patent: 5416724	Page 18 of 18

Finally, a communication protocol is needed between the remote units and the central station. The method that appears to be most reasonable is digital communication through microwave links using the existing microwave repeaters along the pipeline. The implementation so such a system requires a channel coding scheme and a communication language between the remote units and the central station.

While the specific embodiments of the invention have been shown and described in detail to illustrate the application of the principles of the invention, it will be understood that the invention may be embodied otherwise without departing from such principles.

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

Exhibit B
FORM OF SUBLICENSE

     This Sublicense Term Sheet is entered into and made effective as of ____________________, 20__ by and between ___________________________________________, a _________________located at__________________________________ (“Licensee”) and _______________________________, a ____________________ located at _________________________________________________________ (“Sublicensee”).

     Grant of Sublicense. Licensee hereby grants to Sublicensee a sublicense under an on all the same terms and conditions of that certain License Agreement between Licensee and Rensselaer Polytechnic Institute, a New York Not-for-profit corporation (“Rensselaer”) attached hereto as Exhibit I (the “Master License Agreement”), and incorporated herein by reference as if fully set forth at length, except as set forth below:

a Technology subject to Sublicense:________________________________________________

b Term: ______________________________________________________________________

c Royalty Payments: ____________________________________________________________

d Commercial Development Obligations: _____________________________________________

     By its signature below, Sublicensee agrees to be bound by all of the terms and conditions of the Master License Agreement, as modified hereby, for the benefit of Licensee and Rensselaer.

LICENSEE:	SUBLICENSEE:

By:_____________________________________	By:_____________________________________
Title:_____________________________________	Title:_____________________________________

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

Exhibit C
ROYALTY REPORTS

Licensee:_________________________________	Agreement No:________________________________

Inventor:_________________________________	P#:________________________________

Period Covered:From: _______________________	Through:________________________________

Prepared By:______________________________	Date:_____________________________________

Approved By:_____________________________	Date:__________________________________

If license covers several major product lines, please prepare a separate report for each line. Then combine all product lines into a summary report.

Report type:           ___Single Produce Line Report:_____________________________________
                                 ___Multiproduct Summary Report. Page 1 of ___ Pages
                                 ___Product Line Detail Line:_______________Tradename:___________Page:__________
Report Currency:   ___U.S. Dollars _____Other_____________________________________

Period Royalty Amount
Country	Gross** Sales	Royalty Rate	This Year	Last Year
U.S.A

Canada

Europe

Japan

Other:

TOTAL:

Total Royalty: _______________Conversion Rate:________Royalty in U.S. Dollars: $________

     The following royalty forecast is non-binding and for Rensselaer’s internal planning purposes only:

Royalty Forecast Under This Agreement: Next 6 months: _____P2:_____P3:_____P4:_____

* On a separate page, please indicate the reasons for returns or other adjustments if significant. Also note any unusual occurrences that affected royalty amounts duirng this period. To assist Rensselaer’s forecasting, please comment on any significant expected trends in sales volume.

** Gross Sales as defined per Paragraph 1.6.

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

Exhibit D

DEVELOPMENT PLAN

Licensee shall submit to Rensselaer a detailed development plan, setting forth the items identified below, upon execution of this Agreement. This written development plan should provide Rensselaer with sufficient information to provide a clear and comprehensive overview of the activities that Licensee be1ieves are necessary to make Products available for sale in the commercial marketplace.

                                    Estimated Start Date                   Finish Date

I.	Development Program

A.	Development Activities to be Undertaken (Please break activities into sub-units with the date of completion of major milestones)

1.

2.

3.

B.	Estimated Total Development Time

II.	(Govemmental Approval

A.	Types of submissions required

B.	Government agency (e.g. FDA, EPA, etc.)

III.	Proposed Market Approach

IV.	Competitive Information

A.	Potential Competitors

B.	Potential Competitive Devices/Compositions

C.	Known Competitor’s plans, developments, technical achievements

D.	Anticipated Date of Product Launch

V.	Other Required Milestones

Rensselaer and Leak Location Technologies, Inc. Exclusive License Agreement
OTC Contract # 0262-050107L

Exhibit E

DEVELOPMENT REPORTS

All development reports issued pursuant to the requirements of this agreement shall contain the following Items:

A.	Date development plan initiated and time period covered by this report. Report (4-8 paragraphs).

B.	Development Report (4-8 paragraphs).

1.	Set forth in detail all activities completed since last report. Detail shall include the object and parameters of the development, when initiated, when completed and the results.

2.

  Set forth in detail all activities currently under investigation. Details shall include all ongoing activities including object and parameters of such activities, when initiated, and projected date of completion. Also include activity regarding status of all sublicenses being pursued, and date of execution.

C.	Future Development Activities (4-8 paragraphs).

1.

Set forth in detail all activities that are anticipated to be undertaken before next report. Details shall include the type and object of any studies conducted and their projected starting and completion dates.

2.	Set forth in detail the estimated total development time remaining before a product will be• commercialized.

D.	Changes to initial development plan (2-4 paragraphs).

1.	Set forth in detail all reasons for change.

2.	Set forth in detail all variables that may cause additional changes.

1.	Set forth in detail all information relating to Product that has become publicly available, e.g., published articles, competing products, patents, etc.

E.	Items to be provided if applicable:

1.	Set forth in detail all information relating to Product that has become publicly available, e.g., published articles, competing products, patents, etc.

2.

Set forth in detail all development work being performed by third parties other than Licensee to include name and address of third party, reasons for use of third party, planned future uses of third parties including reasons why and type of work.

3.	Set forth in detail up to date competitive information trends in industry, government compliance (if applicable) and market plan.

PLEASE SEND DEVELOPMENT REPORTS TO:
Rensselaer Polytechnic Institute
Attn.: Executive Director Intellectual Property, Technology Transfer and New Ventures
Office of Technology Commercialization
110 Eighth Street
Troy, New York 12180

EXHIBIT B

LEAK LOCATION TECHNOLOGIES, INC.

Financial Statements as of

March ___, 2007

LEAK LOCATION TECHNOLOGIES, INC.

TAMPA, FLORIDA

FINANCIAL STATEMENTS

FOR THE INTERIM PERIOD MARCH 23, 2007 TO MARCH 28, 2007

CONTENTS

PAGE
FINANCIAL STATEMENTS:

Balance Sheet	1

Statement of Operations and Retained Earnings	2

Statement of Cash flows	3

Notes to Financial Statements	4

LEAK LOCATION TECHNOLOGIES, INC.
BALANCE SHEET
MARCH 28, 2007

ASSETS
ASSETS:
Cash	$ 100,000
License Fees	40,000
Prepaid Consulting fees	15,000

TOTAL ASSETS	$ 155,000

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES:	$ —

STOCKHOLDER’S EQUITY:
Common stock, $1 par value; 1,000,000 shares authorized,
1,000 issued and outstanding	1,000
Additional paid in capital	154,000
Retained earnings	—

Total stockhojder’s equity	155,000

TOTAL LIABILITIES AND STOCKHOLDER & EQUITY	$ 155,000

Unaudited

LEAK LOCATION TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE INTERIM PERIOD MARCH 23, 2007 TO MARCH 28, 2007

REVENUE	$ —

EXPENSES:	—

NET LOSS BEFORE INCOME TAX	—

PROVISION FOR INCOME TAX	—

NET LOSS	—

RETAINED EARNINGS, MARCH 23,2007	—

RETAINED EARNINGS, MARCH 28, 2007	$ —

Unaudited

LEAK LOCATION TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE INTERIM PERiOD MARCH 23, 2007 TO

OPERATING ACTIVITIES:
Net loss	$ —
Adjustments to reconcile net loss to net cash
provided by operating activities -
License agreement	(40,000)
Prepaid consulting fees	(15,000)

Net cash used by operating activities	(55,000

CASH FLOWS FROM FINANCING ACTIVITiES:
Proceeds from capital contributions	155,000

Net cash provided by financing activities	155,000

NET INCREASE IN CASH	100,000

CASH AT MARCH 23, 2007	—

CASH AT MARCH 28, 2007	$ 100,000

Unaudited

LEAK LOCATiON TECHNOLOGIES, INC. NOTES TO FINANCIAL STATEMENTS FOR THE INTERIM PERIOD MARCH 23, 2007 TO MARCH 28, 2007

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     FORMATION -

The Corporation was formed under the laws of the State of Florida on March 23, 2007. Utek Corporation owns 100% of the outstanding common stock.

     ACCOUNTING BASIS -

The financial statements were prepared on the accrual basis of accounting.

Unaudited

EXHIBIT C

AVALON OIL AND GAS, INC.

Unaudited Financial Statements
for Avalon Oil and Gas, Inc.
for the QUARTER ended December 31, 2006

EXHIBIT D

AVALON OIL AND GAS, INC.

Stock Transfer Letter

March 25 2007

Corporate Stock Transfer
3200 Cherry Creek Drive South, Suite 430
Denver, CO 80209

Dear Sir or Madam;

Re: Transfer at Avalon Oil and Gas. Inc Stock to UTEI Corporation ("UTEK”)

For the first two years following the date of this letter, UTEK’s shares of Avalon Oil and Gas, Inc. Stock (the ~Shares~) may only be transferred pursuant to registration under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an applicable exemption from the registration requirements of the Securities Act, including, but not limited to, Rule 144 under the Securities Act. If Shares are transferred pursuant to an applicable exemption from the registration requirements of the Securities Act within the first two years after the date of this letter, Corporate Stock Transfer shall issue a new stock certificate to UTEK representing the remaining Shares, and such certificate shall be issued with a restricted transfer legend.

Beginning on the date two years after the date of this letter, Shares may be transferred pursuant to registration under the Securities Act or pursuant to Rule 144(k) under the Securities Act.

Commencing on a date two years after the date of this letter, if Shares are registered under the Securities Act or are eligible for transfer pursuant to Rule 144(k) under the Securities Act, Corporate Stock Transfer shall issue a new stock certificate to UTEK representing the Shares without a restricted transfer legend.

Signed, /s/    Kent Rodriguez
Kent Rodriguez
Chief Executive Officer